SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

Matav Cable Systems Media Ltd. (Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

30 March 2005	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

Attached please find Matav Cable Systems Media Ltd, fourth quarter and full year 2004 financial report, edited according to the Israeli securities authority regulations. This financial report was attached as part of Delek Investments Properties Ltd. (holder of 40 % in Matav) fourth quarter 2004 financial results, released on March 30, 2005.

MATAV – CABLE SYSTEMS MEDIA LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

■	Kost Forer Gabbay & Kasierer
	3 Aminadav St.	■	Phone:	972-3-6232525
	Tel-Aviv 67067, Israel		Fax:	972-3-5622555

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

MATAV – CABLE SYSTEMS MEDIA LTD.

        We have audited the accompanying balance sheets of Matav – Cable Systems Media Ltd. (“the Company”) as of December 31, 2004 and 2003 and the consolidated balance sheets as such dates and the related statements of operations, changes in shareholders equity and cash flows – Company and consolidated – for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We did not audit the financial statements of a jointly controlled company whose assets included in the consolidation constitute approximately 4.9% and 5.7% of total consolidated assets as of December 31, 2004 and 2003, respectively, and whose revenues constitute approximately 1% of total consolidated revenues for the year ended December 31, 2004. Also, we did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to NIS 100,334 thousand and NIS 65,373 thousand as of December 31, 2004 and 2003, respectively, and the Company’s equity in their earnings amounted to NIS 14,401 thousand, NIS 42,105 thousand and NIS 11,119 thousand for the years ended December 31, 2004, 2003 and 2002, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

        We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position – of the Company and consolidated – as of December 31, 2004 and 2003 and the consolidated results of operations, changes in shareholders equity and cash flows – of the Company and consolidated – for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Israel. Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

        As described in Note 2b, the financial statements as of the dates and for the reported periods subsequent to December 31, 2003, are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board. The financial statements as of the dates and for the reported periods until the aforementioned date are presented in values that were adjusted until that date according to the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

        Without qualifying our opinion, we draw attention to the matters described in Note 15 regarding contingent liabilities and claims filed against the Company and its subsidiaries.

Tel-Aviv, Israel March 20, 2005	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,
		2003	2004
		NIS in thousands
	Note	Adjusted (2)	Reported (1)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	37,948	24,250
Short-term deposit		-	50
Trade receivables	4a	83,151	75,458
Other accounts receivable	4b	19,765	20,010

		140,864	119,768

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliates	5b	66,807	101,736
Investment in non-marketable equity securities	5c	16,241	-
Investment in limited partnerships	6	2,057	1,656
Rights to broadcast movies and programs film costs	7	34,927	26,509
Other receivables		885	601

		120,917	130,502

PROPERTY, PLANT AND EQUIPMENT:	8
Cost		2,028,447	2,119,060
Less - accumulated depreciation		1,151,622	1,293,549

		876,825	825,511

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	9	3,946	3,101

		1,142,552	1,078,882

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,
		2003	2004
		NIS in thousands
	Note	Adjusted (2)	Reported (1)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit	10	435,403	465,339
Current maturities of debentures	14	33,701	34,005
Trade payables	11a	94,699	104,282
Jointly controlled entity - current account		17,690	18,112
Other accounts payable	11b	158,982	201,943

		740,475	823,681

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from bank and others	13	127,403	101,457
Debentures	14	66,145	33,201
Customers' deposits for converters, net of accumulated amortization	2l	25,675	20,279
Accrued severance pay, net	12	2,106	2,483

		221,329	157,420

COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS	15

SHAREHOLDERS' EQUITY:
Share capital:	16
Ordinary shares of NIS 1.00 par value - authorized: 100,000,000 shares as of December 31, 2004 and 2003; issued and
outstanding: 30,220,477 shares and 30,203,918 shares as of
December 31, 2004 and 2003, respectively		48,882	48,899
Additional paid-in capital		375,538	375,538
Accumulated deficit		(243,672)	(326,656)

		180,748	97,781

		1,142,552	1,078,882

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

March 20, 2005 —————————————— Date of approval of the financial statements	—————————————— Meir Sarbernik Chairman of the Board	—————————————— Amit Levin Chief Executive Officer	—————————————— Shalom Bronstein Chief Financial Officer

MATAV - CABLE SYSTEMS MEDIA LTD.

BALANCE SHEETS - THE COMPANY

		December 31,
		2003	2004
		NIS in thousands
	Note	Adjusted (2)	Reported (1)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	35,879	21,602
Trade receivables	4a	45,400	37,398
Other accounts receivable	4b	19,431	15,321

		100,710	74,321

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in subsidiaries and long-term accounts	5a	247,348	254,100
Investments in affiliates	5b	75,992	114,230
Investment in non-marketable equity securities	5c	16,227	-
Other receivables		885	601

		340,452	368,931

PROPERTY, PLANT AND EQUIPMENT:	8
Cost		1,429,183	1,473,217
Less - accumulated depreciation		816,948	915,730

		612,235	557,487

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	9	1,330	616

		1,054,727	1,001,355

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

BALANCE SHEETS - THE COMPANY

		December 31,
		2003	2004
		NIS in thousands
	Note	Adjusted (2)	Reported (1)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit	10	394,896	424,992
Current maturities of debentures	14	33,701	34,005
Trade payables	11a	63,617	74,917
Subsidiaries - current account		15,988	18,619
Other accounts payable	11b	140,608	184,498

		648,810	737,031

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from bank and others	13	127,403	101,457
Debentures	14	67,402	34,005
Losses over investment in subsidiaries	5a	10,778	15,157
Customers' deposits for converters, net of accumulated amortization	2l	18,882	14,901
Accrued severance pay liability, net	12	704	1,023

		225,169	166,543

COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS	15

SHAREHOLDERS' EQUITY:
Share capital:	16
Ordinary shares of NIS 1.00 par value - authorized: 100,000,000 shares as of December 31, 2004 and 2003; issued and
outstanding: 30,220,477 shares and 30,203,918 shares as of
December 31, 2004 and 2003, respectively		48,882	48,899
Additional paid-in capital		375,538	375,538
Accumulated deficit		(243,672)	(326,656)

		180,748	97,781

		1,054,727	1,001,355

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,
		2002	2003	2004
		NIS in thousands (except income (loss) per ordinary share)
	Note	Adjusted (2)		Reported (1)

Revenues	2j	495,536	545,480	584,564

Operating expenses:
Depreciation		161,996	160,521	144,902
Other operating expenses	19a	345,441	306,165	327,586

Total operating expenses		507,437	466,686	472,488

Gross profit (loss)		(11,901)	78,794	112,076

Selling, marketing, general and administrative
expenses:	19b
Selling and marketing		40,643	43,954	63,676

General and administrative		46,137	42,659	45,391

		86,780	86,613	109,067

Operating income (loss)		(98,681)	(7,819)	3,009
Financial expenses, net	19c	(48,089)	(83,958)	(50,333)
Other income (expenses), net	19d	278,535	80,996	(42,680)

Income (loss) before taxes on income		131,765	(10,781)	(90,004)
Taxes on income	17	108,851	35,576	7,281

Income (loss) after taxes on income		22,914	(46,357)	(97,285)
Equity in earnings of affiliates, net	5	10,910	40,907	14,301

Net income (loss)		33,824	(5,450)	(82,984)

Basic and diluted net earnings (loss) per Ordinary
share - NIS	2p	1.17	(0.19)	(2.83)

Weighted average number of shares outstanding during
the year (in thousands)	2p	28,860	29,347	29,360

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF OPERATIONS - THE COMPANY

		Year ended December 31,
		2002	2003	2004
		NIS in thousands (except income (loss) per ordinary share)
	Note	Adjusted (2)		Reported (1)

Revenues	2j	347,890	367,326	370,275

Operating expenses:
Depreciation		116,151	116,878	103,715
Other operating expenses	19a	229,917	207,205	223,632

Total operating expenses		346,068	324,083	327,347

Gross profit		1,822	43,243	42,928

Selling, marketing, general and administrative expenses:	19b
Selling and marketing		29,124	26,878	34,988

General and administrative		29,899	28,288	30,340

		59,023	55,166	65,328

Operating loss		(57,201)	(11,923)	(22,400)

Financial expenses, net	19c	(44,125)	(79,387)	(45,961)
Other income (expenses), net	19d	286,574	84,941	(41,976)

Income (loss) before taxes on income		185,248	(6,369)	(110,337)
Taxes on income	17	108,851	35,496	4,516

Income (loss) after taxes on income		76,397	(41,865)	(114,853)
Equity in earnings (losses) of affiliates and
subsidiaries, net	5	(42,573)	36,415	31,869

Net income (loss)		33,824	(5,450)	(82,984)

Basic and diluted net earnings (loss) per Ordinary
share - NIS	2p	1.17	(0.19)	(2.83)

Weighted average number of shares outstanding during
the year (in thousands)	2p	28,860	29,347	29,360

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Additional paid-in capital	Accumulated deficit	Cost of Company shares held by subsidiary	Total
	Number of shares	Amount
	Adjusted NIS in thousands (2)

Balance at January 1, 2002	30,204	48,882	401,654	(272,046)	(66,205)	112,285
Sale of Company shares held
by subsidiary	-	-	(325)	-	1,288	963
Net income for the year	-	-	-	33,824	-	33,824

Balance at December 31, 2002	30,204	48,882	401,329	(238,222)	(64,917)	147,072
Sale of Company shares held
by subsidiary	-	-	(25,791)	-	64,917	39,126
Loss for the year	-	-	-	(5,450)	-	(5,450)

Balance at December 31, 2003	30,204	48,882	375,538	(243,672)	-	180,748

	Reported NIS in thousands (1)

Balance at January 1, 2004	30,204	48,882	375,538	(243,672)	-	180,748

Exercise of stock options by
employees	17	17	-	-	-	17
Loss for the year	-	-	-	(82,984)	-	(82,984)

Balance at December 31, 2004	30,221	48,899	375,538	(326,656)	-	97,781

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2002	2003	2004
	NIS in thousands
	Adjusted (2)		Reported (1)

Cash flows from operating activities:

Net income (loss) for the year	33,824	(5,450)	(82,984)
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities (a)	(123,249)	101,503	204,244

Net cash provided by (used in) operating activities	(89,425)	96,053	121,260

Cash flows from investing activities:
Short-term deposit	-	-	(50)
Investment in Hot Telecom	-	-	(12,209)
Investment in limited partnerships	-	-	(88)
Newly consolidated jointly controlled company (proportionate
consolidation) (b)	-	1,980	-
Purchase of property, plant and equipment	(77,296)	(56,642)	(95,217)
Repayment of long-term loans to affiliate	461	292	-
Deposit in trust, net	1,838	-	-
Investment in intangible assets	(2,924)	-	-
Proceeds from sale of investment in affiliate	305,088	114,440	-
Proceeds from sale of property, plant and equipment	1,243	1,700	1,393
Grant of long-term loan for the purchase of fixed assets	-	(1,394)	-
Collection of long-term loans granted for the purchase of property,
plant and equipment	-	-	278
Grant of capital note to affiliate	-	-	(68)

Net cash provided by (used in) investing activities	228,410	60,376	(105,961)

Cash flows from financing activities:
Exercise of stock options by employees	-	-	17
Sale of Company shares held by subsidiary	963	39,126	-
Receipt of long-term loans from banks and others	6,508	31,676	3,759
Repayment of long-term loans from banks and others	(129,430)	(73,522)	(45,965)
Redemption of debentures	(33,637)	(33,701)	(34,107)
Short-term bank credit, net	23,721	(89,664)	47,299

Net cash used in financing activities	(131,875)	(126,085)	(28,997)

Increase (decrease) in cash and cash equivalents	7,110	30,344	(13,698)
Cash and cash equivalents at beginning of year	494	7,604	37,948

Cash and cash equivalents at end of year	7,604	37,948	24,250

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2002	2003		2004
	NIS in thousands
	Adjusted (2)			Reported (1)

(a) Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:

Income and expenses not involving cash flows:

Equity in earnings of affiliates, net	(10,910)	*)	(56,537)	(22,652)
Depreciation and amortization	165,745		171,820	146,488
Deferred income taxes, net	-	*)	15,630	8,351
Severance pay, net	(424)		1,685	377
Loss (gain) from:
Changes in shareholding in affiliate (including from sale
of shares of affiliates)	(295,933)		(96,662)	-
Write-off of investment in non-marketable equity securities	8,962		-	16,241
Sale of property, plant and equipment	44		1,428	197
Linkage differences on principal of debentures	692		355	1,467
Linkage differences on principal of long-term loans from
banks and other and accounts receivable, net	(390)		(3,647)	(1,097)
Purchasing power loss on deposit in trust	(1,838)		-	-

	(134,052)		34,072	149,372

Changes in operating assets and liabilities:

Decrease in rights to broadcast movies and programs	-		-	8,418
Decrease in trade receivables	3,642		9,718	7,693
Decrease (increase) in affiliate - current accounts	(5,194)		15,008	422
Increase in other accounts receivable	(743)		(29)	(245)
Increase (decrease) in trade payables	(24,382)		(1,832)	9,717
Increase in other accounts payable	31,903	*)	43,700	34,263
Increase (decrease) in customers' deposits for converters, net	5,577		866	(5,396)

	10,803		67,431	54,872

	(123,249)		101,503	204,244

*)     Reclassified.
(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2002	2003	2004
	NIS in thousands
	Adjusted (2)		Reported (1)

(b) Newly consolidated jointly controlled company:

Net working capital (except for cash and cash equivalents	-	38,745	-
Property, plant and equipment, net	-	(1,142)	-
Investment in limited partnerships	-	(2,057)	-
Rights to broadcast movies and programs	-	(34,927)	-
Long-term liabilities	-	737	-
Investment in affiliate (prior to consolidation)	-	624	-

	-	1,980	-

(c) Non-cash activities:

Purchase of property, plant and equipment on credit	57,656	35,512	16,833

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CASH FLOWS - THE COMPANY

	Year ended December 31,
	2002	2003	2004
	NIS in thousands
	Adjusted (2)		Reported (1)

Cash flows from operating activities:

Net income (loss) for the year	33,824	(5,450)	(82,984)
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities (a)	(121,495)	42,870	147,052

Net cash provided by (used in) operating activities	(87,671)	37,420	64,068

Cash flows from investing activities:
Investment in Hot Telecom	-	-	(12,209)
Purchase of property, plant and equipment	(32,324)	(12,311)	(50,511)
Investment in subsidiaries and affiliate (long-term accounts and
capital notes), net	(67,287)	-	-
Collection of long-term loans granted to subsidiaries, net	-	54,396	11,817
Investment in intangible assets	(186)	-	-
Proceeds from sale of investment in affiliate, net	302,418	113,709	-
Proceeds from sale of fixed assets	1,036	1,077	1,117
Grant of long-term loan for the purchase of property, plant and
equipment	-	(1,394)	-
Collection of long-term loans granted for the purchase of property,
plant and equipment	-	-	278

Net cash provided by (used in) investing activities	203,657	155,477	(49,508)

Cash flows from financing activities:
Exercise of stock options by employees	-	-	17
Receipt of long-term loans from banks and others	6,508	31,676	3,759
Repayment of long-term loans from banks and others	(120,974)	(73,522)	(45,965)
Redemption of debentures	(33,637)	(33,701)	(34,107)
Short-term bank credit, net	36,718	(89,646)	47,459
Receipt of long-term loans from subsidiary	2,669	731	-

Net cash used in financing activities	(108,716)	(164,462)	(28,837)

Increase (decrease) in cash and cash equivalents	7,270	28,435	(14,277)
Cash and cash equivalents at beginning of year	174	7,444	35,879

Cash and cash equivalents at end of year	7,444	35,879	21,602

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CASH FLOWS - THE COMPANY

	Year ended December 31,
	2002	2003		2004
	NIS in thousands
	Adjusted (2)			Reported (1)

(a) Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:

Income and expenses not involving cash flows:
Equity in losses (earnings) of affiliates and
subsidiaries, net	42,573	*)	(52,045)	(40,219)
Depreciation and amortization	118,480		126,350	102,098
Deferred income taxes, net	-	*)	15,630	8,351
Severance pay, net	(126)		1,109	319
Loss (gain) from:
Changes in shareholding in subsidiary affiliates
(including proceeds from realization of affiliate
shares)	(302,418)		(97,876)	-
Write-off of investment in non-marketable equity
securities	8,830		-	16,227
Sale of property, plant and equipment	92		938	81
Linkage differences on principal of debentures	220		(116)	1,014
Linkage differences on principal of long-term loans from
banks and other and accounts receivable, net	(225)		(3,386)	(1,097)
Purchasing power loss on long-term accounts and capital
note	294		82	-

	(132,280)		(9,314)	86,774

Changes in operating assets and liabilities:

Decrease in trade receivables	3,541		2,235	8,002
Decrease (increase) in affiliate - current accounts	(950)		13,973	2,631
Decrease (increase) in other accounts receivable	1,917		(5,781)	4,110
Increase (decrease) in trade payables	(23,115)		(4,268)	14,160
Increase in other accounts payable	25,436	*)	45,490	35,356
Increase (decrease) in customers' deposits for converters, net	3,956		535	(3,981)

	10,785		52,184	60,278

	(121,495)		42,870	147,052

(b) Non-cash activities:

Purchase of property, plant and equipment against credit from
suppliers	40,316		28,602	6,798

*)     Reclassified.
(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL

a.	Operations:

1.	The Licenses

Matav – Cable Systems Media Ltd. (the “Company”) and its wholly owned subsidiary, Cable Systems Media Haifa-Hadera Ltd. (“Matav Haifa”), operate in the field of cable television (“CATV”) broadcasting. As detailed below, in the past the Company and Matav Haifa operated pursuant to five exclusive franchises granted to them by the Ministry of Communications for the providence of cable television services in the franchises areas. The franchises covered the following operational areas as follows: Bat-Yam – Holon, Haifa, Netanya Hadera, and the Galilee. The Company commenced commercial broadcasts in March 1990.

The franchises were granted to the Company and Matav Haifa under the Israeli Telecommunications Law, 1982, and the rules and regulations promulgated hereunder (the “Telecommunications Law”), which determine the regulatory framework in which the Company operates and the obligations imposed upon it. The Telecommunications Law determines, among other things, maximum subscription fees, milestones and restrictions on transfer and allotment of shares among the license holders.

On July 25, 2001, the Knesset (the “Israeli Parliament”) approved an amendment (No. 25) to the Telecommunications Law (“Amendment 25”). Amendment 25 settled the licensing of CATV broadcasting by establishing a policy of general, long-term, non-exclusive licenses, as opposed to the exclusive regional CATV broadcasting franchises granted to the Company and Matav Haifa, for limited periods, prior to the said amendment. As a result of the approval of Amendment 25, licenses conferring exclusive rights in certain areas cannot be granted. Pursuant to Amendment 25, the CATV operators are entitled to apply for a license to provide non-exclusive cable broadcast licenses for CATV broadcasting (the “Broadcast Licenses”) and a non-exclusive special license to hold a broadcasting headend (the “Headend License”). Under the said amendment, all the CATV operators can also apply for an approval to operate jointly once they have received their licenses. On April 30, 2002, the Council for Cable and Broadcasting (the “Council”) granted the Company and Matav Haifa general, long-term non-exclusive Broadcast Licenses for the same areas that are mentioned above. In addition, on May 2, 2002, the Ministry of Communications granted the Company a Headend License. These licenses replaced the franchises pursuant to which, the Company operated prior to the abovementioned dates. The Broadcast Licenses are effective for a period of 15 years, however, they may be extended for additional periods of ten years each. The Headend License is valid for so long as the Broadcast Licenses remain in force, but in no event, no later than May 30, 2017, although it may be extended upon request to the Ministry of Communications.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

2.	The Broadcasts

On May 10, 2001, the Company received from the Council the approval to provide digital broadcasting services in a tiering system. The tiering technique enables the Company to provide to its digital services subscribers a basic broadcasting package in consideration of fixed subscription fees and additional single channels as well as packages of channels for additional payment. The Company began to market tiering broadcasting packages to its subscribers in July 2001.

According to the terms of the Broadcast Licenses, the Company shall air only the broadcasts that have been authorized by the Council, according to the terms of such approvals. Such broadcasts shall be both analog and digital or any other system authorized in advance by the Council. The Company may request permission to reduce the scope of the analog broadcasts and in such event, the Company may be instructed to charge lower subscription fees. As of today, the broadcast package, for which a maximum tariff was set in the licenses is the basic analog package. According to the Telecommunications Law, the Company has the right to determine the tariffs for the digital broadcasts. The Company is obliged to notify the Ministry of Communications in advance, of any intended change in fees. The Minister has the right to alter the fees, including inter alia, in the following cases: if he finds that such fees are discriminatory, misleading or harm the competition. In the approval of the Council to the merger, which will come into effect only after the consummation of the merger, it was determined that the Council is authorized to direct the Cable Companies a maximum subscription fee for the analog and digital basic packages.

3.	The Infrastructure License and Hot telecom

In addition to the aforesaid, on March 27, 2002 Matav Infrastructures 2001 LP (“Matav Infrastructures”) a subsidiary of the Company was granted a Telecommunications Infrastructure License by the Minister of Communications for the provision of infrastructure services for the distribution of cable broadcasts and access to High Speed Internet providers (the “Infrastructure License”). Matav Infrastructures commenced providing services pursuant to the said license in April 2002.

In August 2002, the Ministry of Communications granted the Company special licenses to provide additional Bezeq services on the cable network infrastructure to its subscribers in digital format including, inter alia, SMS services and T-mail services over the cable network among TV subscribers.

In November 2002, the Minister of the Communication amended the Telecommunications Infrastructure License thereby allowing Matav Infrastructure to provide additional infrastructure services of data communication, digital transmission and optical transmission services.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

In July 2002, the Cable Companies submitted a request to receive a license to provide domestic fixed communications services. In October 2003, the Cable Companies entered into an agreement, as amended from time to time, for the establishment of a limited partnership -HOT Telecom L.P. (“HOT Telecom”) which would engage in the establishment and operation of a public telecommunications network by which it will supply domestic-fixed telecommunications services, including, fixed telephony services, access to High Speed Internet over cable, infrastructure services, messaging and data telecommunications services.. The partnership agreement includes, among other things, provisions relating to the management of HOT Telecom and its general partner, HOT Telecom Ltd., the distribution of its profits and income and limitations on the transfer of rights by the partners of HOT Telecom.

In the context of the said agreement, the Company (through its subsidiary), based on its proportionate share in the total number of subscribers of the Cable Companies (the subscribers of multi channel TV broadcast and the subscribers of access to High Speed internet services) as of October 31, 2003, owns, directly and indirectly, approximately 26.5% of the Partnership rights as well as approximately 26.5% of the general partner rights in the Hot Telecom.

In November 2003, the Ministry of Communications granted HOT Telcom a license covering the same services covered by the Infrastructure Licensees of the Cable Companies (to be supplied within the time frame set forth in the Infrastructure License) and also including the requirement to start to provide other domestic fixed communication services over cable network including basic telephony services to subscribers (“Hot Telecom Infrastructure License”). The said license canceled and terminated the Infrastructure License, which was granted to Matav Infrastructures in March 2002.

On March 16, 2005, the Minister of the Communications amended Hot Telecom Infrastructure License thereby allowing Hot Telecom to provide access to High Speed Internet services, by the former infrastructure licensees of the Cable Companies, including inter alia, Matav Infrastructures,(whilst the said services shall be deemed to have been provided by Hot Telecom). during an interim period commencing on November 2003 until the consummation of the merger of the Cable Companies.

Hot Telecom Infrastructure License is effective for a period of 20 years and it may be extended by the Minister of Communications for additional periods of 10 years each.

Hot Telecom is obliged to offer its services to all applicants without discrimination, regardless of whether or not they may be a subscriber of another licensee (including a broadcast licensee).

According to the approval of the Controller of Restrictive Business Practices (the “Controller”), in connection with the proposed merger of the Cable Companies (see section 7 below), Hot Telecom is required to make a comprehensive investment in telephony services in an amount of not less than NIS 350 million.

The Company’s portion of the said investment, pro rata to its proportionate share in Hot Telecom is estimated to be approximately NIS 93 million.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

As of the date of the balance sheet, domestic-fixed telecommunications services to the business sector are provided by Hot Telecom and access to High Speed Internet services to the private sector are provided by the consolidated partnership Matav Infrastructure.

In view of the above, the consolidated financial statements of the Company as of December 31, 2004, include part of the access to High Speed Internet activity that is provided by the Company.

As of the end of November 2004, Hot Telecom has gradually commenced to provide commercial telephony services, where in the first stage, the service is rendered in the Tel Aviv, Hasharon and Beer Sheva Regions.

4.	Ownership of the cable network

The Group must operate through separate entities, namely the broadcast entities, on the one hand, and an infrastructure entity, on the other hand, which must each hold a Cable Broadcast License or Telecommunications Infrastructure License, as appropriate. Pursuant to the Telecommunications Law, the licensee under the Telecommunications Infrastructure License, or the Telecommunications Infrastructure Licensee, must own the cable network infrastructure as a condition to the receipt of the license. However, according to the terms of the Telecommunications Infrastructure License, and subsequently, in the HOT Telecom Infrastructure License, the Cable Broadcast Licensees are allowed to continue to own the cable network infrastructure and to provide infrastructure services for an additional interim period of the earlier of two years following the date of the grant of the HOT Telecom Infrastructure License, which was November 25, 2003, or the date of the consummation of the merger of the Israeli cable television operators.

During such interim period, the necessary arrangements must be made regarding the transfer of the ownership of the cable network infrastructure to the Telecommunications Infrastructure Licensee. Accordingly, and as a condition for the receipt of the original Telecommunications Infrastructure License, the Group’s Cable Broadcast Licensees and Matav Infrastructure Telecommunications Infrastructure Licensee entered into an agreement dated March 5, 2002, whereby the Group’s Cable Broadcast Licensees granted an exclusive lease to the Telecommunications Infrastructure Licensee to operate the cable network infrastructure. In October 2002, the Group’s Cable Broadcast Licensees and the Group’s Telecommunications Infrastructure Licensee entered into an agreement, whereby Matav Infrastructure shall provide the Cable Broadcast Licensees infrastructure services for the broadcast of cable broadcasts in the areas covered by their respective license, including installment, maintenance and disconnection of terminal equipment. Since November 2003, HOT Telecom is the Group’s Telecommunications Infrastructure Licensee and the prior agreements are no longer in effect. Agreements in this regard will be signed between HOT Telecom and the Company in the near future.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

The Cable Companies have not yet established a mechanism to charge Hot Telecom for usage and maintenance fees of the network. Therefore, Hot Telecom’s management cannot assess at this stage the scope and date of the said charge. Hot Telecom’s financial statements do not include usage fees costs and network maintenance fees.

5.	Structural Separation between broadcasts and infrastructure

The Broadcast Licenses, and HOT Telecom Infrastructure License all contain restrictions limiting the number and identity of directors that are permitted to serve in both the infrastructure entity (and its general partner), and the Cable Broadcast companies.

In the event that either another entity is granted a general license to broadcast through the cable network, or in the event that HOT Telecom reaches a number of subscribers to the service of access to High Speed Internet over cable equals to 450,000, or if the number of the telephony lines operated by HOT Telecom pursuant to the HOT Telecom Infrastructure License reaches 250,000, a much broader structural separation (as detailed in the said licenses) shall apply. Subject to the aforesaid, the Council with respect to the Broadcast Licensee, and the Minister with respect to HOT Telecom, also have the authority to impose additional conditions, regarding the relationship between the Broadcast Licensees or the Infrastructure Licensee and their connected companies, including the identity of the officers of each company, the transfer of information, the separation of entities between broadcast and infrastructure, the accounting systems, and technological, geographical or commercial restrictions regarding the laying down of infrastructure or regarding the provision of services or broadcasts. In the event that the Minister finds that special circumstances exist, after he is convinced that competition in the field of the Telecommunication broadcasting will not be harmed, he is entitled, upon a written request by Hot Telecom to amend the license to include exceptions to the separation obligation, subject to conditions that the Minister may impose.

The licenses of the Group also include certain provisions relating to approvals required for change of means of control in the owners of such licenses.

6.	D.B.S. Satellite Services(1998) Ltd.

On January 5, 1999, the Knesset approved an amendment to the Telecommunications Law, according to which the Ministry of Communications may grant a license for direct broadcasting via satellite. On January 21, 1999, the Ministry of Communications granted D.B.S. Satellite Services (1998) Ltd. (known as: “Yes”) a license for providing television broadcasts to subscribers in Israel via satellite. YES commenced DBS broadcasting in July 2000.

In September 2001, the Minister of Communications issued administrative directives which were amended effective as of February 3, 2002, governing the reciprocal use of inside wiring between the Cable Companies and Yes (the “Administrative Directives”). The Administrative Directives stipulate, inter alia, that the Company would be obligated to allow Yes to utilize the inside wiring, which is a part of the public telecommunications network that is located in the premises of the subscribers and is designed to serve the premises of such subscribers (the “Inside Wiring”) of the subscribers of the Company, and that Yes would be obligated to allow the Company to utilize the Inside Wiring of the subscribers of Yes.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

The Administrative Directives establish instructions regarding the procedures of transition for cable television subscribers to become subscribers to Yes and vice versa. These directives also provide that Yes shall pay fees to the relevant cable television operators for the use of their Inside Wiring, and that the cable television operators shall pay fees to YES for the use of its Inside Wiring. The Administrative Directives stipulate what such amount should be. In addition, the Minister of Communications has the authority to issue directives regarding the common use of the Inside Wiring by both Yes and by the cable television operators, with regard to the provision of different services by each party. The Ministry of Communications conducted a hearing regarding the common use of Inside Wiring. To date, the Ministry has not issued directives regarding this matter.

7.	The proposed Merger between the Israeli Cable Companies

In February 2003 the company and the other Cable Companies agreed on a final version of an agreement outlining the structure and conditions of the merger of the Cable Companies. To date, the final merger agreement has not yet been signed.

Prior to the merger, the Cable Companies shall need to reach an understanding with the major Israeli banks which are creditors of the parties to the merger. The merger must also receive approvals under applicable law, including the approvals of the Council, the Income Tax Commission, the Controller and by an Israeli court, after receiving the approvals of certain creditors and the relevant corporate bodies of the relevant parties. To date, approvals have been granted, subject to terms and conditions, from the Council, the Controller and the Income Tax Commission. Subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required.

In March 2002, the Council granted an approval for the merger of the Cable Companies. The said approval was amended in February 2003.

The approval of the Controller to the merger was granted in April 2002. The said approval is subject to a number of terms and conditions.

The Controller’s conditions to the merger )most of which already apply in light of the cooperation between the Cable Companies as described below and defined as the Operational Merger(, include, inter alia, conditions concerning: (1) separation between the cable infrastructure and the broadcasting activity of the merged companies; (2) allowing access to and use of cable broadcasting infrastructure to owners of licenses to operate CATV systems; (3) the ownership structures of the merged companies; (4) restrictions as to the purchase of content and interest in the channels; (5) provisions concerning non prevention of competitive infrastructures development; (6) restrictions on parties that are related to the merged companies, including in connection with acting as officers in the merged company and the transfer of business information;

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

(7) the commitment to supply fixed telephony services to the public in Israel over the cable infrastructure that compete with those of Bezeq as detailed in the approval; (8) the provision of a bank guarantee (by all the Cable Companies) in the amount of 15 million dollars for the fulfillment of the Controller’s conditions.

On January 30, 2005, the Controller has issued an amendment to its previous approval to the merger of the Cable Companies from April 2002, as amended from time to time. According to the amendment, the Controller extended the validity of the approval to the merger until the earlier of January 29, 2006 or the date of the consummation of the merger. As part of the amendment, the controller revised some of the conditions to the approval, including, allowing the merged entity to hold means of control in four additional channels and amending the schedule set for the investment of NIS 350 million required by the merged entity as follows: not less then NIS 190 million until June 30, 2005, not less than NIS 160 million until June 30, 2006 and any other amount that shall be required for the fulfillment of the business plan for the provision of telephony services, which fully compete with the telephony services of Bezeq. In addition, according to the amendment, the Controller enlarged the minimum number of subscribers to whom the merged entity is obliged to provide telephony services by the end of the consecutive years 2005, 2006 and 2007.

On January 30, 2005, the Controller also granted the three Israeli Cable Companies an exemption from the requirement to receive an approval of a “Restrictive Arrangement” as such term is defined under section 14 of the Restrictive Business Practice Law, in relation to the ongoing cooperation between the Cable Companies. Pursuant to the exemption, the Cable Companies may continue their cooperation in the multi-channel TV broadcasting operations, including marketing, content acquisition and content production, and in building infrastructure and providing fix line telecommunication services including access to High Speed Internet and telephony. The exemption is granted for a period of one year, until January 30, 2006.

The Supervisor of the Banks at the Bank of Israel (the “Supervisor”) has not yet approved the merger and has expressed reservations due to certain limitations under Israeli Banking Laws. According to the position of the Supervisor, the merger of the Cable Companies and the formation of a merged cable entity constitutes a deviation from the directives of the Bank of Israel and of “Proper Bank Management Directives” of the Supervisor of the Banks, regarding inter alia, the restriction on “Group of Borrowers”, as such term is defined in the “Proper Bank Management Directives”. The above position of the Supervisor has an impact as to the issue of giving loans by banking corporations and as to the issue of allocation of the merged company debts, inter alia, to the major shareholder (directly and indirectly) of the Company.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

Based on the aforesaid, and due to the difficulties arising from the position of the Supervisor of the Banks and the provisions of “Proper Bank Management Directives” there is no certainty whether the merger will be actually consummated and, if consummated, when it will actually occur and what will be its structure. The Company’s management is examining any and all alternatives in order to continue to preserve the existing cooperation between the Cable Companies, including the exanimation of possible acquisition of Tevel’s subscribers and assets in the multi channel television and access to High Speed Internet as detailed below.

The Operational Merger

Since April 2002, and in accordance with the approval of the Controller to the proposed merger, the Cable Companies have strengthen the cooperation between them and have gradually cooperated in most areas of their activities. Since October, 2003 the joint activity is carried out under the brand name HOT.

In order to strengthen the cooperation of the Cable Companies, the Group, Tevel group and Golden Channels group agreed in June 2004 to perform an operational merger (the “Operational Merger”). To this effect, a joint management was appointed to oversee the Operational Merger of the marketing, sales, engineering, customer service, operations and information systems activities of the three Cable Companies (including those of Hot Telecom). The Company’s activity in the ordinary course of business in areas of the joint activities being held by the joint management of the Operational Mergeralthough material decisions are subject to the approval of the Board of Directors of the Company. The Cable Companies have agreed upon the allocation of the expenses deriving from the joint activity.

The joint activity of the Operational Merger as detailed above, does not include transfer of assets from any of the Cable Companies to a merged entity or from any of the Cable Companies to another cable company and each of the Cable Companies, including the Company, remains the sole owner of its assets. Furthermore, the joint activity does not include transfer of liabilities towards third parties including, inter alia, banks and creditors.

Negotiations for the acquisition of the cable operations and assets of Tevel

In light of the above, the Company’s management examined the options available in order to continue and maintain the existing cooperation among the Cable Companies, including the possibility of purchasing the cable operations and assets of Tevel Israel International Communications Ltd. (“Tevel”). On November 11, 2004 and on November 23, 2004 the Company announced that it has concluded preliminary discussions regarding the acquisition by the Company of the assets of Tevel.

As of the date of the approval of the financial statements the Company has not signed a binding agreement with Tevel, and cannot be certain that this transaction will be completed, or if completed, on what timeframe or on what terms and conditions, including price.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

8.	Hot Vision Ltd. (Formerly: I.C.P – Israel Cable Programming Company Ltd. (“Hot Vision”))

a)	The Company owns, as of December 31, 2004 and December 31, 2003, 26.6% of Hot Vision ordinary shares (see section b. below). In addition, the Company owns 28.6% of Hot vision preferred shares. Since December 31, 2003, the Company consolidated the accounts of Hot Vision by the proportionate consolidation method.

b)	Hot Vision is owned by the three Cable Companies (including the Company). It was formed in order to jointly acquire rights to broadcast movies and television programs and to grant those rights to its shareholders for the purpose of television broadcast.

As of December 31, 2004, the Company holds, directly and indirectly, approximately 26.6% of the issued ordinary shares capital of Hot Vision and this is according to an agreement between the Cable Companies, the owners of interests in Hot Vision, according to which, each of them shall retain holding in ordinary share capital and in voting rights according to the relative share of the shareholders in the weighted number of active subscribers in each year. In addition, the Preferred shares confer upon their holders an exclusive right in the distribution of earnings upon liquidation up to the amount of approximately NIS 12 million. Other earnings will be distributed to the ordinary shareholders pro rata to their holdings. In addition, Hot Vision is jointly controlled by the Cable Companies.

1)	According to the opinion of the Company’s management, which is based on the opinion of its legal counsel, in light of the Controller’s approval to the proposed merger of the Israeli cable television operators, and the exemption provided by the Controller from the requirement to receive approval of a restrictive arrangement in connection with joint activities of the cable television operators, there is no longer a need for the separate approval of the Restrictive Trade Practices Court for the said cooperation through Hot Vision .

2)	In the past, Hot Vision executed agreements with certain shareholders in connection with the provision of contents purchased by it from the owners of the said contents. The initial term of the agreements was until December 31, 2000, and the shareholders are entitled to extend them for additional periods of 12 months each, on terms to be determined by the parties. The shareholders have not yet exercised the extension option for an additional year in 2005.

The scope of investments incurred by the Company and Haifa Hadera with respect to purchase of contents for channels “HOT 3” and “HOT Movies” during 2004 and 2003 is NIS 68 million and NIS 66 million, respectively.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

9.	As of December 31, 2004 and 2003, the Company through its wholly owned subsidiary – Matav Investments, holds approximately 5.25% (5.01% on a fully diluted basis) of the shares of the affiliate, Partner Communications Company Ltd. (“Partner”). Partner operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel, see also Notes 5b(2).

Matav Group can gain significant influence, as defined in Statement 68, by virtue of an agreement, entered into by and among the shareholders of Partner, according to which, Matav has the right to appoint two directors to serve on its behalf on Partner’s board of directors.

In April 2002, the Group sold approximately 7.7% of Ordinary shares of Partner, in consideration of approximately adjusted NIS 306 million. The capital gain, net of taxes, from the above transaction amounted to adjusted NIS 197 million. As a result of this sale, the holdings in Partner shares were 7.4%.

In November 2003, the Group sold approximately 2.1% Ordinary shares of Partner in consideration of approximately adjusted NIS 114 million. The capital gain from the above sale, net of the taxes, totaled approximately adjusted NIS 62 million. After that sale, the holdings in Partner shares are approximately 5.25%.

As to the options granted to the Company to participate, together with the other Israeli shareholders in Partner, in the sale of Partner’s shares back to Partner and the optional agreement with Hutchiston, see Note 24a.

10.	In addition, the Group invested in ventures relating to the Internet and interactive communications through the associated company Nonstop Ventures Ltd. (“Nonstop Ventures”) (see Note 5b(3)).

11.	The Company intends to delist voluntarily from the Nasdaq National Market and to terminate its American Depositary Recipt (ADR) program, both expected to take effect in a few months. Concurrently with delisting from Nasdaq, The Company intends to file a Form 15 with the U.S. Securities and Exchange Commission (SEC) to terminate the registration of its ADRs and Ordinary Shares, thereby suspending its obligation to file annual and other reports with the SEC.

The Company’s shares will continue to trade in the TASE and the Company shall continue to make public reports in accordance with the Israeli securities laws and regulations.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

12.	The Company has financed its operations using, inter alia, short-term bank borrowings due to the present credit market conditions and other circumstances. Consequently, the Company had a working capital deficit at December 31, 2004 of approximately NIS 703 million. The Company believes that it would be able to renew the obligations as they become due with similar arrangements or through long-term borrowings as the market conditions permit. Alternatively, the Company might liquidate its investment in Partner’s shares, if necessary, in order to repay the short-term obligations.

b.	Definitions:

In these financial statements:

Wholly owned and controlled companies	–	companies or limited partnerships in which more than 50% of the voting equity is owned or controlled by the Company (as defined in Opinion 57 of the Institute of Certified Public Accountants in Israel) and whose accounts are consolidated with those of the Company

Jointly controlled company	–	– a company owned by various entities that have a contractual consent for joint control, which is not of a temporary nature and whose accounts are consolidated with those of the Company using the proportionate consolidation method.

Affiliates	–	companies and partnership that are not subsidiaries, and over which the Company has significant influence. The Company's investment therein is included using the equity method of accounting

Subsidiaries	–	Jointly controlled company and wholly owned and controlled companies.

The Group	–	the Company and its subsidiaries.

Interested Parties	–	as defined in the Securities Regulations (Preparation of Annual Financial Statements) - 1993.

Related parties	–	as defined in the opinions of the Institute of Certified Public Accountants in Israel.

Cable Companies	–	Tevel International Communications Ltd. Group, Golden Channels and Co. and the Group.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements presented herein are prepared in accordance with generally accepted accounting principles (“GAAP”) in Israel and in accordance with the Securities Regulations (Preparation of Annual Financial Statements, 1993).

The significant accounting policies applied in the preparation of the financial statements are as follows:

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Discontinuance of the adjustment of financial statements and financial reporting in “Reported amounts” as of December 31, 2004 and for the year then ended:

In 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements. According to this Standard (as amended by Accounting Standard No. 17), the adjustment of financial statements for the effects of inflation should be discontinued beginning January 1, 2004. The Company applied the provisions of the Standard and, accordingly, the adjustment for the effects of inflation was discontinued as from January 1, 2004.

1.	Basis of presentation:

a)	In the past, the Company prepared its financial statements based on the historical cost convention, adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the Israeli Consumer Price Index (“Israeli CPI”). These adjusted amounts, as included in the financial statements as of December 31, 2003 (the transition date), served as a basis for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

b)	The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the Reported amounts (see 2. below) for those assets.

c)	In the financial statements “cost” represents cost in the Reported amount (see 2 below).

d)	All comparative data for previous periods are presented after adjustment for the Israeli CPI as of the transition date (the Israeli CPI for December 2003).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Financial statements in reported amounts:

a)	Definitions:

Adjusted amount – historical nominal amount adjusted for the Israeli CPI as of December 2003, according to the provisions of Opinions No. 23 and No. 36 of the Institute of Certified Public Accountants in Israel.

Reported amount – adjusted amount as of the transition date (December 31, 2003), plus additions in nominal values after the transition date and less amounts deducted after the transition date.

b)	Balance sheet:

1)	Non-monetary items are presented in reported amounts.

2)	Monetary items are presented in nominal values as of the balance sheet date.

3)	The carrying value of investments accounted for under the equity method is determined based on the financial statements of these companies in reported amounts.

c)	Statement of operations:

1)	Income and expenses relating to non-monetary items are derived from the change in the reported amounts between the opening balance and the closing balance.

2)	Other items in the statement of operations are presented in nominal values.

3)	The equity in the results of operations of investees accounted for under the equity method is determined based on the financial statements of these companies in reported amounts.

c.	Adjusted financial statements:

General:

The financial statements were presented on the basis of the historical cost convention adjusted for the changes in the general purchasing power of the Israeli currency (“New Israeli Shekel” or “NIS”). The Company and its subsidiaries maintains their accounts in nominal NIS. The nominal figures were adjusted to NIS of equivalent purchasing power (NIS of December 2003) in conformity with principles prescribed by Statements of the Institute of Certified Public Accountants in Israel, on the basis of changes in the Consumer Price Index (“Israeli CPI”).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Balance sheet:

Nonmonetary items were adjusted in accordance with the changes in the Israeli CPI from the date of acquisition (transaction) to December 31, 2003 (as published on January 15, 2004).

Monetary items are presented in the adjusted balance sheet at their nominal value.

Investments accounted for by the equity method are based on the adjusted financial statements of the investees.

The adjusted values of nonmonetary items should not be construed as a presentation of realizable values or real economic values, but merely as the original values adjusted for the changes in the general purchasing power of the currency.

Statement of income:

Revenues were adjusted in accordance with the change in the Israeli CPI from transaction date to December 31, 2003.

Expenses, other than financing expenses and those deriving from nonmonetary items, were adjusted for the changes in the index from transaction date to December 31, 2003. Expenses deriving from nonmonetary items were adjusted in correspondence with the adjusted balance sheet item.

Group equity in the results of investees accounted for under the equity method is based on their adjusted financial statements.

The balance of the inflationary adjustment, not attributed to revenues or expenses as referred to above, was included in net financing income or expenses.

4.	Data regarding Israeli CPI and exchange rates of foreign currency:

1.	Assets and liabilities in or linked to foreign currency are included in the financial statements according to the representative exchange rates as published by the Bank of Israel on December 31, 2003.

2.	Assets and liabilities linked to the Israeli CPI are included in the financial statements according to the relevant index for each asset or liability.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following are details of the Israeli CPI and the exchange rate of the U.S. dollar:

	Israeli CPI	Exchange rate of U.S. dollar
At December 31,:	points *)	NIS

2004	180.7	4.308
2003	178.6	4.379
2002	182.0	4.737

Changes during the year:	%	%

2004	1.2	(1.6)
2003	(1.9)	(7.6)
2002	6.5	7.3

*)	According to the Israeli CPI for the month ending on the balance sheet date on an average basis of 1993 = 100.

d.	Principles of consolidation:

1.	The consolidated financial statements include the accounts of the Company and its subsidiaries.

2.	The significant consolidated subsidiaries are as follows:

Wholly-owned:
–	Matav Haifa;
–	Matav Investments;
–	Matav Infrastructure Ltd. (the general partner in Matav Infrastructure partnership)
–	Matav Infrastructure 2001 - limited partnership (28% held by Matav Haifa)

Wholly-owned subsidiaries of Matav Investments:
–	Matav Properties Ltd;
–	Nonstop Internet 1999 Ltd. (ceased its operations in 2001)

Jointly controlled entity:
–	Hot Vision Ltd.

3.	Intercompany balances and transactions have been eliminated in consolidation.

e.	Investments:

1.	Affiliates and subsidiaries:

The investment in affiliates and subsidiaries is accounted for under the equity method.

2.	Non-marketable equity securities:

The investment in non-marketable equity securities is stated at cost, net of impairment losses for decline in value that is other than temporary.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Investments in limited partnerships:

The investment in limited partnerships producing films, in which the Company is a limited partner, is presented at cost. The investment in the partnerships is written down when actual broadcast takes place.

g.	Rights to broadcast films and programs film costs:

The cost includes the amount of the commitments with sellers of rights to broadcast films and TV programs with the addition of direct costs in order to adjust the films and programs for broadcasting in Israel.

The rights to use content by the jointly controlled entity which was made available by its shareholders, is also included as part of this asset.

Cost of rights are amortized when actual broadcasting takes place, while giving a relatively greater weight to primary broadcasting.

h.	Property, plan and equipment:

1.	Property, plan and equipment is stated at cost.

2.	The assets (other than leasehold improvements, see below) are depreciated by the straight-line method over their estimated useful lives. The Company evaluates in each reporting period the necessity to record an impairment loss, in accordance with the provisions of Accounting Standard No. 15 (see k below). The annual depreciation rates are as follows:

%

Buildings	2 - 4 (mainly 2)
Cable network	8.33;10
Equipment in the broadcasting center and studio (primarily
electronic equipment)	15 - 20 (mainly 15)
Converters and modems	10
Computers and peripheral equipment	20 - 33
Office furniture and equipment	6 - 10
Development costs of internet site	33
Vehicles	15

3.	Assets leased under a capital lease are presented in fixed assets based on the present value of the future lease payments. Lease payments due in the future, net of the implicit interest component, are included in long-term liabilities.

4.	Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Intangible assets, long-term receivables and deferred charges:

1.	Deferred charges in respect of issuance of debentures are amortized, using the interest method, over the life of the debentures, in proportion to the balance of debentures outstanding. The amortization is recorded under the financial expenses, net.

2.	Intangible assets include payment made in respect of a non-exclusive license to provide stationary communications services within Israel. The license charges are amortized by the straight-line method over the period of the license (15 years).

3.	The interest component included in capital lease payments in is presented as long-term other receivables and is amortized over the lease term, 5 years.

j.	Revenue recognition:

1.	Revenue from subscription fees is recognized on a monthly basis as the service is provided.

2.	See also l below (amortization of customers’ deposits for converters).

3.	Initial hook up revenues, obtained from connecting subscribers to the Company’s cables infrastructure, are less than related direct selling costs as defined under SFAS 51 (“Financial Reporting by Cable Television Companies”). Therefore, such revenues are recognized as the hook up is completed.

k.	Impairment of assets:

1.	Impairment of fixed assets:

On January 1, 2003, the Company adopted Accounting Standard No. 15, “Impairment of Assets”. This Standard prescribes the accounting treatment and disclosures required in the event of impairment of assets. The Standard applies to all assets recognized in the balance sheet other than inventories, assets generated by construction contracts, assets generated by employee benefits, deferred tax assets and financial assets (except investments in investees that are not subsidiaries). According to the new Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

The adoption of this Standard did not have a material effect on the Company’s financial position and results of operations.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Impairment of investments in other companies:

The Company generally evaluates the fair value of its investments in each reporting period and whenever changes in circumstances or occurrence of other events indicate a decline in value that is other than temporary.

The evaluation of the fair value takes into consideration, among others, valuations of the investments, the conditions of the industry in which the investee company is operating, the investee company’s business condition, prices of equity transactions in the investee company and additional information that the investee company presents to its board of directors (if the Company is represented on the board) or to its shareholders.

Based on the results of the above evaluation, the Company, if necessary, recognizes an impairment loss that is other than temporary in the statement of operations.

l.	Customers’ deposits for converters:

The Company and Matav Haifa collect deposits from their subscribers in respect of converters, in an amount not exceeding their cost. The Company and Matav Haifa partially refund the deposit when the converter is returned. The refund amount (which is linked to the Israeli CPI) is reduced to reflect 10% amortization for each year or portion of a year in which the subscriber used the converter.

In July 2003, the financial committee of the Knesset approved amendment No. 5 of the Bezeq regulations (Licenses) that enables the Company to amortize deposits that were collected from the date of approval at an annual rate of 10% of their cost to the Company.

The amortization of the deposits is included in revenue.

m.	Income taxes:

1.	Deferred taxes are computed in respect of temporary differences between the amounts included in the financials statements and the tax basis of assets and liabilities and in respect of carryforward tax losses. As to the main factors in respect of which deferred taxes have been included -see Note 17c.

Deferred tax balances are measured using the enacted tax rate expected to be in effect at time when the differences are expected to reverse, based on the applicable tax laws at balance sheet date. The amounts of deferred taxes presented in the statements of operations reflect changes in the above balances during the reported years.

2.	Taxes which would apply in the event of disposal of the investments in the subsidiaries and the affiliates (except for Partner) have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As to Partner: During 2003, the Company’s management revised its plans as to the investment in the shares of Partner such that the realization of Partner shares in the foreseeable future is no more unlikely. In view of the change in Company’s management’s plans as to the realization of the investment in the shares of Partner, in accordance with the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel, the Company recorded a deferred tax liability (see also Note 5b(2)(d)).

3.	Due to the uncertainty whether or not the Company shall incur taxable income in the future and since the Company accumulated tax loss carryforwards, no deferred tax assets have been recorded in the financial statements.

4.	As to the effect of the adoption of Accounting Standard No. 19 with respect to taxes on income, see Note t. below.

n.	Allowance for doubtful accounts:

The allowance is principally determined in respect of specific debts that are doubtful of collection, based on the age of the customers’ debt.

o.	Cash equivalents:

The Group considers all highly liquid investments, which include unrestricted short-term bank deposits with original maturities of three months or less), to be cash equivalents.

p.	Net earnings (loss) per Ordinary share:

Net earnings (loss) per Ordinary share is computed based on the weighted average number of shares outstanding during each year (including options issued under the option plan for senior employees. Net earnings (loss) per Ordinary share did not include potential shares issuable upon exercise of options plan to senior employees (see Note 16b) because their exercise was not expected.

Also, these options were included in the computation of diluted net earnings (loss) per Ordinary shares due to their anti-dilutive effect.).

q.	Linkage basis:

Balances whose contractual linkage terms stipulate linkage to the latest index published prior to the date of payment are stated on basis of the latest index published prior to balance sheet date.

r.	Advertising expenses:

Advertising expenses are charged to income as incurred, see also Note 19b.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Derivatives:

The Company purchased options (call options combined in certain cases with put options) to offset the effect of possible fluctuation in the NIS/dollar exchange rate on the NIS amount of certain dollar cash outflows. The Company does not hold or issue derivative financial instruments for trading purposes.

The options are stated at fair value. Gains and losses on the options are included in financial expenses.

t.	Implementation of new accounting standards and their impact on the financial statements:

In July 2004, Accounting Standard No. 19 – Taxes on Income (“the Standard”) was approved by the Israel Accounting Standards Board. The Standard prescribes the principles for recognition, measurement, presentation and disclosure of taxes on income in the financial statements.

The principal change pursuant to the Standard in relation to the principles presently applied are the recognition of deferred taxes in respect of temporary differences arising when the is recognition of deferred taxes in respect of temporary differences relating to land.

The Standard is effective in respect of financial statements relating to periods beginning on or after January 1, 2005. Changes resulting from adoption of the Standard should be recorded by including the cumulative effect in the statement of operations as of the beginning of the period in which the Standard is adopted.

The Company estimates that, the effect of the new Standard on the financial position operating results and cash flows of the Company is not expected to be material.

NOTE 3:	–	CASH AND CASH EQUIVALENTS

	Consolidated		The Company
	December 31,		December 31,
	2003	2004	2003	2004
	NIS in thousands
	Adjusted	Reported	Adjusted	Reported

Cash	2,724	4,155	655	1,507
Short-term bank deposits	35,224	20,095	35,224	20,095

	37,948	24,250	35,879	21,602

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 4:	–	ACCOUNTS RECEIVABLE

a.	Trade receivables:

	Consolidated		The Company
	December 31,		December 31,
	2003	2004	2003	2004
	NIS in thousands
	Adjusted	Reported	Adjusted	Reported

Open accounts (1) (2)	82,772	75,030	45,054	37,074
Notes and checks	379	428	346	324

	83,151	75,458	45,400	37,398

(1) Net of allowance for
doubtful accounts	3,250	3,238	2,495	2,546

(2) Includes credit card
receivables in the amount
of	21,551	19,576	13,442	13,084

b.	Other accounts receivable:

Cable Companies	*)	1,203	4,180	(*	1,151	2,999
Prepaid expenses		10,851	6,424		12,422	7,010
Income receivable		3,953	3,136		3,238	2,267
Advances to suppliers	*)	692	5,236	(*	370	2,473
Other	*)	3,066	1,034	(*	2,250	572

		19,765	20,010		19,431	15,321

*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:	–	INVESTMENTS IN SUBSIDIAIRES AFFILIATES AND OTHER COMPANY

a.	Investments in subsidiaries (losses over the investments in subsidiaries):

1.	The investment is comprised as follows:

	The Company
	December 31,
	2003	2004
	Total	Included in investments and long-term receivables	Included in long-term liabilities	Total
	NIS in thousands
	Adjusted	Reported

Cost of shares	8,362	8,362	-	8,362
Equity in accumulated
losses (1)	(127,755)	(106,862)	(11,806)	(118,668)

Equity value	(119,393)	(98,500)	(11,806)	(110,306)

Long-term loan (2)	36,903	37,346	-	37,346
Long-term accounts (3)	322,661	315,254	-	315,254
Capital notes (4)	(3,601)	-	(3,351)	(3,351)

	236,570	254,100	(15,157)	238,943

(1)	Net of amortization of excess of investment cost (fully diluted basis).

(2)	The CPI linked loan does not bear interest and its repayment date had not yet been determined.

(3)	Long term accounts are linked to the CPI and their repayment date had not yet been determined.

(4)	Capital notes are unlinked to the CPI and bear no interest and their repayment date had not yet been determined.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:	–	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

2.	The changes in the investments during 2004 and 2003 are as follows:

	The Company
	December 31,
	2003	2004
	NIS in thousands
	Adjusted	Reported

Balance at the beginning of the year	258,022	236,570
Changes during the year:
Equity in earnings (losses)	(31,485)	14,258
Liquidation of an investment in a subsidiary (MIS)	(1,062)	-
Sale of the Company's shares held by a subsidiary	64,917	-
Newly consolidated jointly controlled company (by
proportionate consolidation)	624	-
Repayment of long term accounts	(54,396)	(11,885)
Purchasing power loss of capital note	(50)	-

Balance at the end of the year	236,570	238,943

b.	Investments in affiliates:

1.	The investment is comprised as follows:

	Consolidated		The Company
	December 31,		December 31,
	2003	2004	2003	2004
	NIS in thousands
	Adjusted	Reported	Adjusted	Reported

Partner, see (2) below	65,373	91,334	62,369	88,330
Nonstop Ventures, see (3)
below	1,434	1,402	13,623	13,691
Hot Telecom, see (4) below	-	9,000	-	12,209

	66,807	101,736	75,992	114,230

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:	–	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

The changes in the investments during 2004 and 2003 are as follows:

	Consolidated		The Company
	December 31,		December 31,
	2003	2004	2003	2004
	NIS in thousands
	Adjusted	Reported	Adjusted	Reported

Balance at the beginning of the
year	22,400	66,807	29,168	75,992
Changes during the year:
Investment in Hot Telecom	-	12,209	-	12,209
Newly proportionately
consolidated Company	(624)	-	(624)	-
Purchasing power loss on capital
note (see Note 5(3))	(31)	-	(31)	-
Sale of investments	(17,508)	-	(16,293)	-
Equity in earnings	62,840	22,616	64,042	25,925
Grant of capital note	-	68	-	68
Provision for expected loss upon
exercise of options	(270)	36	(270)	36

Balance at the end of the year	66,807	101,736	75,992	114,230

2.	Partner:

a) The investment in Partner is composed as follows:

Shares:
Cost of shares	2,437	2,437	-	-
Equity in accumulated
earnings	63,206	89,131	62,639	88,564
Provision for expected
loss upon exercise of
options	(270)	(234)	(270)	(234)

	65,373	91,334	62,369	88,330

b)	Partner operates a mobile telecommunications networks based upon the Global System for mobile Communications (“GSM”) Standard in Israel.

On November 1, 1999, Partner – in which the Group held by the Company and Matav Investments 20.326% of its issued capital – offered to the public abroad in an initial public offering (“IPO”) 38,888,999 ADS, each ADS representing one Ordinary share of NIS 0.01 par value of Partner, at a price of $ 13.50 per ADS.

Since the IPO, Partner’s ADS are listed on the NASDAQ National Market in the United States (“NASDAQ”) and on the London Stock Exchange. Since July 2001, Partner’s shares are also listed for trading on the Tel-Aviv Stock Exchange (“TASE”).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:	–	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

The Group owns as of December 31, 2004 and 2003, 5.25% in Partner.

The market value of Partner’s shares owned by the Group is NIS 358 million and NIS 332 million as of December 31, 2004 and 2003, respectively.

The market value of the shares at the date of approximating the issuances of the financial statements is NIS 393 million.

Under the terms of Partner’s License, certain shareholders of Partner, among them the Company, will be required to maintain obligations such as compliance with the Required Israeli Percentage (minimum holding of shares by Israeli persons or entities as determined in the License) and the Required Founders Percentage (minimum holding of means of control by Founders’ Group as determined in the License) (see also Note 24a and Note 24c.).

As to collateral on Partner’s shares, see Note 15c(2).

c)	Realizations of Partner’s shares:

In April 2002, the Group entered into agreements according to which it sold to a subsidiary of Hutchison Whampoa Ltd. (“Hutchiston”) 13,778,668 shares of Partner, which constituted 7.7% of Partner’s issued and outstanding share capital. The proceeds from the sale amounted to adjusted NIS 306 million. The gain (net of taxes) resulting to the Group from the above transaction amounted to NIS 197 million.

On November 3, 2003, the Group sold 3,826,169 Ordinary shares of Partner in consideration for approximately adjusted NIS 114.4 million. The gain resulting from the above sale, net of tax effect, amounted to approximately NIS 62 million. Subsequent to the sale, the interest held in Partner is 5.25%.

As to the option granted to the Company to participate, together with the other Israeli shareholders in Partner, in the sale of Partner’s shares back to Partner and the agreement with Hutchiston, see Note 24a.

d)	During 2003, the Company’s management revised its plans as to the realization of the investment in Partner such that the realization of the Partner’s share in the foreseeable future is no more unlikely. The revision of the plans of Company’s management, as aforesaid, included the sale of Partner’s unrestricted shares, as described above.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:	–	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

Consequently, in accordance with the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel, the financial statements as of December 31, 2004 include a deferred tax liability of approximately NIS 24 million for the difference between the tax base of the investment in Partner and the carrying value of the investment as of December 31, 2004. The tax expense in respect of the Partner investment amounted to NIS 8.3 million and NIS 15.6 million in 2004 and 2003, respectively. Such tax expense was included as an offset to equity in earnings of affiliate.

e)	Partner’s contingent liabilities:

1)	On October 28, 1999, an Israeli consumer organization lodged a claim against Partner, alleging a variety of consumer complaints and requested that this claim be approved as a class action.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations, to file class action claims.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously requested to join the above class action, has been brought again before the court. The court had previously stayed the proceedings of the private consumer’s claim, until a decision was made in the case that was filed by the consumer organization.

On May 25, 2003, the private consumer filed a request to amend his motion to file a class action claim and the proposed claim itself, and also a draft of the proposed amended motion and claim. The motion to amend was granted and on January 21, 2004, Partner has submitted its response to the motion.

On November 24, 2004, the court decided to strike the motion to recognize the claim as a class action.

2)	On April 8, 2002, a claim was filed against Partner, together with a motion to approve this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against Partner is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only preliminary hearings have taken place and the parties await a decision by the court with regard to a preliminary motion to dismiss the claim, which was submitted by partner.

At this stage, and until the claim is approved as a class action, Partner and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made in Partner’s accounts.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:	–	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

In addition, Partner and its legal counsel are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

3)	On April 13, 2003 a claim was filed against Partner and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million. Partner has filed its response on October 1, 2003.

At this stage, no hearings have taken place and unless and until the claim is approved as a class action, Partner and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made in Partner’s accounts.

4)	On September 14, 2004, a claim was filed against Partner, together with a motion to recognize this claim as a class action, alleging errors in client accounts, including charges in respect of Internet access after the client requested to block the service, and in the recording of credit balances as charges. The plaintiff claims that Partner clients have suffered damages of approximately NIS 173 million over a period of two years and that Partner is in violation of the Consumer Protection Law. Partner has not yet filed a response. At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, Partner and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made in Partner’s accounts.

5)	Partner does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby Partner has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to Partner. The accounts of Partner do not include a provision in respect thereof.

6)	Partner is a party to various claims arising in the ordinary course of its operations. Management of Partner, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of Partner. The accounts do not include a provision in respect thereof in Partner’s accounts.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:	–	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

3.	Nonstop Ventures:

a)	The Group owns, as of December 31, 2004 and 2003, 50% of Nonstop Ventures (see b) below). The Group’s investment in Nonstop ventures is comprised as follows:

	Consolidated		The Company
	December 31,		December 31,
	2003	2004	2003	2004
	NIS in thousands
	Adjusted	Reported	Adjusted	Reported

Shares:
Cost of shares	5	5	-	-
Equity in accumulated losses	(12,194)	(12,294)	-	-
Long-term loans and capital
note *)	13,623	13,691	13,623	13,691

	1,434	1,402	13,623	13,691

*)	Includes long-term loans bearing interest at the Prime rate and capital notes that bear no interest and are unlinked, effective from January 2002. The date of repayment of the above capital notes and long-term loans, has not yet been determined.

b)	Nonstop ventures is 50% owned by the Group and 50% by shareholders of the Company.

Nonstop Ventures is engaged in the investments in companies and entrepreneurs whose main activities are in the area of Internet, cable and data Communications.

4.	Hot Telecom:

a)	The Group owns, at December 31, 2004, 26.5% of Hot Telecom.

The Company’s investment in Hot Telecom is comprised as follows:

	Consolidated	The Company
	December 31, 2004 *)
	Reported NIS in thousands

Equity in accumulated losses	(3,209)	-
Long-term debt (1)	12,209	12,209

	9,000	12,209

*)	Hot Telecom was established by the Cable Companies in November 2003. See Note 1(4,5,6).

(1)	Long-term debt is unlinked to CPI and bears no interest. Its repayment date had not yet been determined.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:	–	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

b)	According to the license, which was granted to Hot Telecom, the Partnership has to pay royalties at a rate of 3.5% to the Government of Israel, based on the gross income from telecommunication services according to the license conditions.

c)	Hot Telecom, together with the Cable Companies are obliged to make payments to the government, see Note 15(a)(1)(b).

d)	On July 9, 2004, Hot Telecom, signed an agreement with an Israeli entity in the global Lucent Int. Group for the establishment of a telephony network based on the cable infrastructure. The agreement is a framework agreement for 100,000 subscribers and, in the first stage, orders will be issued for the establishment of a network for 24,000 telephony subscribers in consideration for an estimated amount of $ 16 million. To secure the payments to Lucent, the partnership provided a guarantee in amount of $ 4 million through its partners including the company (see also Note 15c(9)).

e)	On July 29, 2004, Bezeq, the Israel Telecommunication Corp. Ltd. (“Bezeq”) submitted a petition for the granting of orders nisi and for the granting of an interim order, against the Government of Israel, the Minister of Communications and the Minister of Finance (“the Respondents”) and against Hot Telecom as a formal respondent.

The petition was based on an amendment to the Communications Regulations (Bezeq and Broadcasting) (Payments for Interconnection), 2000 (the “Interconnection Regulations”), specifically on interim Regulation No. 10. This regulation sets a “Bill and Keep” arrangement which applies between Bezeq and Hot Telecom as follows:

In regulation 10 to the interconnection regulations, Bezeq and the internal operator (except for a unique internal operator and Bezeq) will not make payments to each other for reciprocal communication links as stated in the aforesaid regulation, and each of them will bear their costs in this respect, all of which is if the following cumulative conditions are met:

1.	Two years have not yet elapsed from the (the date on which the internal operator commenced providing telephony services on a commercial basis, as the Minister of Communications informed the concerned license holders) (November 25, 2004).

2.	The difference between the total minutes of traffic originating in the internal operator’s aforesaid network and their destination being the internal operator network of Bezeq and the total minutes of traffic originating in the internal operator’s network of Bezeq and their destination being internal operator’s aforesaid network does not exceed 1,050,000,000 minutes of traffic.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:	–	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

The petitioner requested interim orders to delay the effective date of the arrangement until compensation to the petitioner is ensured in respect of loss of income, through amendment of the Bezeq (Royalties) Regulations, 2001, to enable the petitioner to set off the loss of income incurred and to cancel Regulation 10 that was enacted without authority and with discrimination against the petitioner.

In addition, an interim order was requested to maintain the current status until a decision is rendered with respect to the petition or until the petitioner’s right to receive compensation for loss of income is determined fully and completely.

On August 11, 2004, the request for an interim order was rejected.

Subsequent to a preliminary hearing of the petition, and after the Bezeq (Royalties) Regulations, 2001 was amended in a way that ensured that Bezeq may set off the loss of income, the petitioner filed an amended petition. A hearing for the amended petition was scheduled on April 14, 2005. The date set for submission of a response on behalf of Hot Telecom to the amended petition is no later than 5 days before the date set for the hearing.

f)	On November 30, 2004, the Ministry of Communications issued policy principles to license the provision of telephony services by broadband access (VoB) (“The policy principles”). Pursuant to the policy principles, the provision of stationary domestic VoB services shall be organized in the context of a unique domestic operator license, according to which the provision of telephony services is to be performed by VoIP technology while using the broadband access of a domestic operator (currently Bezeq or Hot Telecom). The policy principles determine that licenses to provide VoB services shall be granted in 2005 in a manner that the commencement of operations by virtue of the licenses shall be feasible on May 1, 2005. It was further determined that for the time being, an owner of VoB license shall not be charged to pay the domestic operator for using the domestic operator’s network. The ministry, in its policy principles, noted that it intends to complete soon the policy on the provision of VoB services by broadband access network of cellular operator. In addition, pursuant to the policy principles, Bezeq shall be entitled to provide VoB services at the earlier of May 1, 2007 or after its customer segment in the area of the stationary telephony (business or private segments) shall decrease below 85%, and a subsidiary of Bezeq shall be able to provide VoB services subject to restrictions stipulated in the unique domestic operator’s regulations. The ministry indicated that a hearing proceeding regarding the same matter with the relevant parties shall be conducted in the coming weeks.

Concurrently with promulgating the policy principles, the ministry commenced to grant licenses for marketing experiment for a payment to provide VoB services to several internet suppliers, among which are 012 Golden Lines, Barak, Bezeq International and Gold internet.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:	–	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

As a result of applications by Bezeq and Hot Telecom the Ministry of Communications, on December 29, 2004, sent a letter to various parties including Bezeq and Hot Telecom thereby enabling them to present their position with respect to the ramifications of the policy principles on them. In a reply to the Ministry of Communications, Hot Telecom filed a detailed status paper in which it demanded to revoke the policy principles alleging that they constitute a deviation from the policy having a basis to organize the communications market in Israel on a facilities based competition and that the resolution of the Ministry of Communications to enable the provision of VoB services while using the domestic operator infrastructures constitutes an illegal impairment of the proprietary right of the infrastructures owner. In addition, it was alleged that the resolution pursuant to which the VoB operator shall not be charged with a payment for using the internal operator’s infrastructure lacks authority and is devoid of reasonableness and results in economic distortions and the ministry is required to enable the payment of access fees to the internal operator for using its infrastructures for proving the VoB service. Alternatively, Hot Telecom requested to adjourn the date for granting the VoB licenses until after Hot Telecom shall reach a market segment of 5% of the stationary telephony industry. In addition, Hot Telecom claims that the resolution of the Ministry of Communications to enable the use in the domestic operator’s infrastructures to provide cellular VoB service without, at the same time, enabling Hot telecom to provide VoB service over the cellular infrastructures, is unreasonable and creates discrimination between the operators.

As to the matter of providing VoB services by Bezeq, Hot Telecom demands that Bezeq shall not be entitled to provide directly and/or by its subsidiary, VoB services as long as it is a monopoly in the stationary telephony industry, to wit, as long as it holds in 50% of stationary telephony market.

As of the date of filing the report, a new resolution of the ministry of communications has not yet been issued.

g)	On March 31, 2004, the Ministry of Communications issued policy principles on Bezeq license- discounts for size and marketing bundled services according to which: (a) Bezeq may offer discounts for size at a rate of up to 10%, effective with the commencement date of providing commercial telephony services by a domestic operator, and (b) Bezeq may request to amend its license in a manner that it will be able to market bundled services including telephony services and multi-channel TV that are provided by a subsidiary when its market segment of the stationary telephony industry (private or business sectors) shall decrease below 85% and this is in relation to the same customers segment. In addition, it was determined that if it is found that even before the market segment of Bezeq decreased below 85%, as above, that the competitive status of Bezeq’s subsidiary deteriorated significantly resulting, among others, from marketing service bundles that include telephony by a competitor, the minister shall consider to amend Bezeq’s license according to the above.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:	–	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

As to this matter, the ministry determined that in relation to Yes – a determination of a significant deterioration in the competitive status shall be a situation in which its market segment in the industry of multi channel-broadcast to subscribers decreased below 25% of all subscribers.

Following additional hearing procedures held by the Ministry of Communications in this matter, the ministry resolved on January 9, 2005, to raise the significant deterioration threshold in the competitive status of Yes from 25% to 29%.

c.	Non-marketable equity securities:

	Consolidated		The Company
	December 31,		December 31,
	2003	2004	2003	2004
	NIS in thousands
	Adjusted	Reported	Adjusted	Reported

Cost of shares of Barak I.T.C.
(1995) - International
Telecommunications Services
Corp. Ltd. ("Barak") *)	16,241	-	16,227	-

*)	Barak, 10% held by the Group, won a tender of the Israeli Ministry of Communications for the provision of international telephony services. The operating license was granted to Barak in February 1997 for a period of ten years and the provision of services commenced in July 1997.

1.	During 2002, the Company wrote-off a part of its investment in Barak, which amounted to NIS 8.8 million, based on a valuation of Barak. This amount was presented in other income, net.

2.	During 2004, the Company wrote off its investment in Barak, in the amount of NIS 16,241 thousand. The loss resulting from the aforementioned write-down was included as part of other expenses.

As of December 31, 2004 Barak has shareholders’ deficiency of NIS 527 million and a working capital deficiency of NIS 704 million, derived mainly from classification of long-term bank liabilities as current liabilities as a result of Barak’s noncompliance with part of the financial requirements.

In the opinion of Barak’s management, in light of its positive cash flows from operating activities and the advanced negotiations with banks in connection with refinancing of Barak’s debt, Barak will continue to operate as a going concern in the foreseeable future. Nonetheless, management of Barak points out that without arranging bank financing, as stated above, Barak will have difficulty to repay its liabilities in respect to the payment of the interest to holders of debentures that the company issued and the principal of the loan to banks that are repayable in November and December 2005, and even if decided in November 2004 to utilize the extension period contained in the terms of the debentures and defer the interest payment that was scheduled to be paid during November 2004 and this is for the purpose of exhausting the efforts of the business negotiations that are carried out for quite sometime between Barak’s management and the representatives of the debenture holders.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:	–	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND OTHER COMPANY (Cont.)

In light of the deterioration in Barak’s financial position, as stated above, and in light of the opening of the international communications segment to new competitors, and the granting of licenses to three additional operators, the Company’s management decided to reexamine the value of its investment in shares of Barak.

The value of the investment in Barak, which was examined by an independent outside appraiser, was fixed in accordance with Accounting Standard No. 15, based on the capitalized cash flows of Barak at a capitalization rate of 12.5% per annum. The valuation was implemented under the assumption that Barak will arrange the abovementioned refinancing for purposes of repayment of the debentures issued and, accordingly, will continue to operate as a going concern. According to the valuation implemented by the appraiser, the estimated fair value of the interest in Barak is between zero and $ 1 million only. For conservatism sake, management of the Company chose to present the investment according to the bottom range of the valuation and, therefore wrote down the entire amount of the investment, in the amount of approximately NIS 16 million, in shares of Barak.

d.	Company’s share of assets, liabilities, revenues and expense of newly consolidated jointly controlled company that is consolidated by the proportionate consolidation method (26.6%):

	December 31
	2003	2004
	NIS in thousands
	Adjusted	Reported

Current assets	20,520	24,044

Non-current assets	38,125	29,202

Current liabilities	61,913	57,594

Non-current liabilities	737	605

	Year ended December 31
	2003	2004
	NIS in thousands
	Adjusted	Reported

Revenues	-	5,852

Expenses	-	1,291

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6:	–	INVESTMENT IN LIMITED PARTNERSHIPS

The jointly controlled entity invests in limited partnerships that are engaged in the production of films in Israel. The limited partnerships received an approval from a committee at the Ministry of Industry and Trade which deals with withholding tax of films under the Income Tax Regulations (Withholding of Investors Income from Israeli Films), 1990.

The jointly controlled entity is a limited partner in these partnerships.

As of December 31, 2004 Hot Vision has an obligation to perform additional investments in these partnerships of NIS 190 thousand.

NOTE 7:	–	RIGHTS TO BROADCAST MOVIES AND PROGRAMS FILM COSTS

December 31, 2004
NIS in thousands
Reported

Balance at the beginning of the year *)	34,927

Additions during the year	26,936
Amortization during the year	(35,354)

Balance at the end of the year	26,509

*)	The accounts of Hot Vision were consolidated for the first time on December 31, 2003.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 8:	–	PROPERTY, PLANT AND EQUIPMENT

Composition of assets and accumulated depreciation and amortization, grouped by major classifications, and changes during 2004, are as follows:

	Consolidated
	Cost				Accumulated depreciation				Depreciated balance
		Changes during the year				Changes during the year			December 31,
	Balance at beginning of year	Additions	Disposals	Balance at end of year	Balance at beginning of year	Additions	Disposals	Balance at end of year	2003	2004
	NIS in thousands
	Adjusted	Reported			Adjusted	Reported			Adjusted	Reported

Leasehold land (including
construction plans) (1)	4,319	-	-	4,319	-	-	-	-	4,319	4,319
Buildings (including land) (2)	53,699	1,163		54,862	11,660	1,046	-	12,706	42,039	42,156
Cable network	1,342,613	24,138	-	1,366,751	820,540	89,941	-	910,481	522,073	456,270
Broadcasting center (primarily
electronic equipment)	136,940	18,488	-	155,428	101,478	12,314	-	113,792	35,462	41,636
Studio equipment	12,294	3,037	-	15,331	12,294	653	-	12,947	-	2,384
Converters and modems	390,242	45,245	1,326	434,161	136,105	34,113	530	169,688	254,137	264,473
Computers and peripheral equipment	62,049	2,885	-	64,934	51,147	5,704	-	56,851	10,902	8,083
Office furniture and equipment	14,507	308	-	14,815	9,934	656	-	10,590	4,573	4,225
Leasehold improvements	6,364	30	-	6,394	4,620	287	-	4,907	1,744	1,487
Development costs of internet site	1,099		-	1,099	972	31	-	1,003	127	96
Vehicle	4,282	-	3,489	793	2,872	406	2,695	583	1,410	210
Telephone equipment	39	134	-	173	-	1	-	1	39	172

	2,028,447	95,428	4,815	2,119,060	1,151,622	145,152	3,225	1,293,549	876,825	825,511

(1)	The land is leased for a 49 year period ending in 2038. The lease fees have been capitalized. Registration of the lease with the Land Registry has not yet been completed.

(2)	The cost of the buildings includes an amount of NIS 21,907 thousand at December 31, 2004 and 2003 representing cost of buildings on leased land. The lease in respect of most of the land is for a 49 year period ending in 2040, with an option to renew the lease for an additional 49 years. Registration of the leases with the Land Registry has not yet been completed.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 8:	–	PROPERTY, PLANT AND EQUIPMENT (Cont.)

	The Company
	Cost				Accumulated depreciation				Depreciated balance
		Changes during the year				Changes during the year			December 31,
	Balance at beginning of year	Additions	Disposals	Balance at end of year	Balance at beginning of year	Additions	Disposals	Balance at end of year	2003	2004
	NIS in thousands
	Adjusted	Reported			Adjusted	Reported			Adjusted	Reported

Leasehold land (including
construction plans) (1)	4,319	-	-	4,319	-				4,319	4,319
Buildings (including land) (2)	18,875	1,141	-	20,016	5,532	389	-	5,921	13,343	14,095
Cable network	990,398	65	-	990,463	596,222	67,894	-	664,116	394,176	326,347
Broadcasting center (primarily
electronic equipment)	65,085	8,632	-	73,717	55,700	3,387		59,087	9,385	14,630
Studio equipment	3,561	-	-	3,561	3,561	-	-	3,561	-	-
Converters and modems	272,762	35,122	915	306,969	97,259	23,915	389	120,785	175,503	186,184
Computers and peripheral equipment	55,160	2,784	-	57,944	45,530	4,852		50,382	9,630	7,562
Office furniture and equipment	8,704	80	-	8,784	5,706	342	-	6,048	2,998	2,736
Leasehold improvements	5,921	8	-	5,929	4,267	271	-	4,538	1,654	1,391
Development costs of internet site	1,095	-	-	1,095	994	31	-	1,025	101	70
Vehicle	3,303	-	2,883	420	2,177	301	2,211	267	1,126	153

	1,429,183	47,832	3,798	1,473,217	816,948	101,382	2,600	915,730	612,235	557,487

(1)	The land is leased for a 49 year period ending in 2038. The lease fees have been capitalized. Registration of the lease with the Land Registry has not yet been completed.

(2)	The cost of the buildings, includes mostly an amount which represents cost of buildings on leased land. The lease in respect of most of the land is for a 49 year period ending in 2040, with an option to renew the lease for an additional 49 years. Registration of the leases with the Land Registry has not yet been completed.

As to the pledges on fixed assets – see Note 15c(1).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 9:	–	INTANGIBLE ASSETS AND DEFERED CHARGES, NET

	Consolidated				The Company
	Original amount		Unamortized balance		Unamortized balance
	December 31,				December 31,
	2003	2004	2003	2004	2003	2004
	NIS in thousands
	Adjusted	Reported	Adjusted	Reported	Adjusted	Reported

Debentures issuance
expenses, see Note 14	11,393	11,393	1,330	616	1,330	616
Non-exclusive license, see
Note 2(i)	3,972	3,972	2,616	2,485	-	-

	15,365	15,365	3,946	3,101	1,330	616

NOTE 10:	–	BANK CREDIT

	Interest rate	Consolidated December 31,		The Company December 31,
	December 31, 2004	2003	2004	2003	2004
	%	NIS in thousands
		Adjusted	Reported	Adjusted	Reported

Short-term credit, see Note 19		389,730	437,029	349,223	396,682

Current maturities of long-term loans, see Note 13	5.3	45,673	28,310	45,673	28,310

		435,403	465,339	394,896	424,992

Financial covenants and arrangements:

a)	According to a credit arrangement from September 2003, the Company received credit line from a bank in the amount of approximately NIS 87 million (of which approximately NIS 47 millions have been used as of December 31, 2004(. The use of credit, which is collateralized by a floating charge, proportionately with other banks, is conditional upon the Company’s fulfillment of certain financial and non-financial covenants determined under the aforesaid agreement.

In the opinion of the Company’s management, the Company complies with the covenants determined under the aforesaid agreement.

b)	Bank Hapoalim Ltd. demands that Hot Vision repays its outstanding borrowings amounting to NIS 71 million. Hot Vision had some discussions with the bank to extend the credit period.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 11:	–	ACCOUNTS PAYABLE

	Consolidated		The Company
	December 31,		December 31,
	2003	2004	2003	2004
	NIS in thousands
	Adjusted	Reported	Adjusted	Reported

a. Trade payables:

Open accounts	63,499	66,255	43,983	45,681
Checks payable	31,200	38,027	19,634	29,236

	94,699	104,282	63,617	74,917

b. Other accounts payable:

Payroll and related expenses	6,912	6,754	4,757	4,710
Provision for vacation pay	4,473	5,114	3,438	3,761
Government authorities (1)	96,416	103,779	89,391	97,448
Advances from Cable Companies	5,004	2,738	-	-
Royalties to the Government of
Israel	11,225	11,069	11,225	11,069
Accrued interest	1,846	1,381	1,846	1,381
Accrued expenses (2)(3)	16,623	22,695	13,844	18,153
Provision due to lawsuit (see
Note 15(b)(3))	-	23,400	-	23,400
Deferred taxes	15,630	23,981	15,630	23,981
Others	853	1,032	477	595

	158,982	201,943	140,608	184,498

(1)	Mainly includes a provision for taxes in respect of the sale of Partner shares during 2002 and 2003 (see Note 5b(2)(c)).

The Company paid an amount of NIS 71 million as an advance on account of capital gains tax in respect of the sale of Partner shares in 2002. As of December 31, 2004 and 2003, the accumulated tax accrual in respect of the above sale and the sale in 2003 amounted to a total consideration of NIS 83 million (not including interest and CPI linkage). This amount was not yet paid due to a continuing dispute with the tax authorities.

The financial statements contain a provision for the full tax liability (including interest and CPI linkage) relating to the sale of Partner shares in 2003 and 2002.

(2)	Consolidated and the Company includes balance with former related party in an amount of adjusted NIS 128 thousand as of December 31, 2003.

(3)	Includes, as of December 31, 2004, a provision relating to expenses to be paid to an interested party in the amount of NIS 1,300 thousand.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 12:	–	ACCRUED SEVERANCE PAY (SEVERANCE PAY FUND)

Labor laws and agreements require the Group companies to pay severance pay to employees dismissed or leaving their employment under certain other circumstances.

The companies’ severance pay liability to their employees, is computed based on the number of years of employment multiplied by the most recent salary and, is covered primarily by purchase of insurance policies and by an accrual. The companies records the obligation as if it was payable at each balance sheet date on an undiscounted basis. The balance of the severance pay liability and the amount funded as above are as follows:

	Consolidated		The Company
	December 31		December 31,
	2003	2004	2003	2004
	NIS in thousands
	Adjusted	Reported	Adjusted	Reported

Amount of severance pay liability	17,272	19,477	12,878	14,368
Amount funded	(15,166)	(16,994)	(12,174)	(13,345)

Unfunded balance, net	2,106	2,483	704	1,023

The companies may make withdrawals from the funds only for the purpose of disbursement of severance pay.

The amounts accumulated in insurance companies in connection with deposits made by a jointly controlled entity in order to cover its liabilities for severance pay are not under its control and management and, therefore, neither these amounts nor the corresponding accrual for severance pay are included in the balance sheet.

NOTE 13:	–	LONG-TERM LOANS FROM BANKS AND OTHERS

a.	Comprised as follows:

	Consolidated and The Company
	Interest rate	December 31,
	31.12.2004	2003	2004
	%	NIS in thousands
		Adjusted	Reported

From banks - linked to the dollar	Libor+1.5	3,678	1,206
From banks - linked to the Israeli CPI	5.5-6.2	147,862	125,937
From others - linked to the dollar	Libor+1.75	21,536	1,140
From others - unlinked (*)		-	1,484

		173,076	129,767
Less - current maturities		45,673	28,310

		127,403	101,457

(*)	Amounts received from sale of credit card receivables with recourse.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 13:	–	LOANS FROM BANKS AND OTHERS (Cont.)

b.	The loans (net of current maturities) are repayable in the following years subsequent to the balance sheet dates:

	Consolidated and The Company
	December 31,
	2003	2004
	NIS in thousands
	Adjusted	Reported

Second year	*) 28,310	27,922
Third year	26,698	58,847
Forth year	*) 57,832	14,688
Fifth year	14,563	-

	127,403	101,457

As to collateral to secure the loans see Note 15c

*)	Reclassified.

NOTE 14:	–	DEBENTURES

a.	According to a prospectus dated August 28,1997, the Company issued NIS 200 million par value of registered debentures (series A), for redemption in seven equal annual installments on August 20 in each of the years 2000 to 2006, and 2,850,000 warrants (series 1), see Note 16c. The debentures (principal and interest) are linked to the Israeli CPI and bear annual interest at the rate of 3.7% (as determined in the tender). Debentures with a par value of NIS 30,700 thousand were purchased by a wholly-owned subsidiary, upon issuance. In August 2001, the subsidiary sold the remaining debentures held by it at that date for NIS 23,268 thousand. The debentures are traded on the TASE. Debenture issuance expenses are presented in the balance sheets as deferred charges. See Notes 2i and 9.

b.	The debentures are presented in the balance sheets as follows:

	Consolidated		The Company
	December 31		December 31,
	2003	2004	2003	2004
	NIS in thousands
	Adjusted	Reported	Adjusted	Reported

Debentures outstanding	101,103	68,010	101,103	68,010
Less - discount in respect of sale
of debentures by subsidiary	1,257	804	-	-

	99,846	67,206	101,103	68,010
Less - current maturities	33,701	34,005	33,701	34,005

	66,145	33,201	67,402	34,005

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS

a.	Commitments:

1.	Royalties and other payments to the Government:

a)	The Company and Matav Haifa were required to pay royalties at the rate of 5% to the Government of Israel, based on the gross income from operating CATV broadcasts.

On June 16, 2003, the finance committee of the Knesset approved amendment No. 2 of the Bezeq Regulations (Franchises – 1987) which retroactively reduces the royalties payable by the holder of a license to operate CATV systems from 5% of gross annual revenues from providing broadcasting services to 4% in 2002 and 2003 and to 3.5% in 2004 and thereafter.

As to the revenues from the Internet activities, the Company is obligated to a payment at a rate of 4% in 2002 and 2003 and at a rate of 3.5% in 2004 and thereafter to the Government of Israel.

b)	In light of the contention of the Ministry of Finance according to which, following the expiration of the cable television operators’ franchises, the cable television operators should pay the State of Israel appropriate consideration for the grant of a right to continue to provide multi-channel television services to subscribers, as well as other telecommunications services over the cable network, the cable television operators, including the Company, came to an agreement with the State of Israel dated July 2001 according to which the Company undertook, among other things, to make certain payments to the government over a 12 year period, and in consideration, each cable television operator received recognition by the government of its ownership of its respective cable television network infrastructure. Subsequent amendments to the Telecommunications Law adopted that agreement. The material terms of the agreement provide that:

—	Each cable television operator shall make payments to the government over a period of 12 years commencing on January 1, 2003, equal to its pro rata portion of a sum determined by multiplying certain accumulated income of all the cable television operators, including certain income derived from the use of cable infrastructure, by a percentage which is between 0% and 4%, increasing gradually according to the amount of such income. In the July 2001 agreement, it was agreed that our pro rata portion would be 24.1%, until agreed differently by all of the cable television operators; and

—	Each cable television operator shall pay the State of Israel in the 12-year period up to 12% of its income from the sale of any activity related to the cable infrastructure or a right related to such activity, and the sale of certain assets as set forth in the agreement.

—	The Israeli government (subject to payment of payments by the cable television operators) undertook not to assert any rights or claims regarding the ownership of the cable infrastructure.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

As a result, each cable television operator is deemed to own all the rights to the cable network infrastructure in its license areas, and the right to operate it is subject to applicable law, following the expiration of the previous franchises. The July 2001 agreement, and its codification into law by way of amendments made to the Telecommunications Law, will continue to be in effect if the cable television operators consummate their proposed merger. As to Royalties and other payments to the Government, see Note 19a.

2.	Royalties:

The Company and Matav Haifa have undertaken to pay royalties to various entities in respect of copyrights on programs transmitted or broadcasted on cable television, as stipulated in the agreements with the said entities. The annual amounts of royalties in 2004, 2003 and 2002 were approximately adjusted NIS 3.6 million, NIS 2.7 million and adjusted NIS 2.9 million, respectively.

3.	As to commitments to purchase rights, liabilities and licenses relating to the productions of certain channels, see Note 1a(8).

4.	Under the Telecommunications Law and in accordance with the Council’s resolution of June 2002 as amended in September 2002 and in May 2003, each Cable Broadcast Licensee is required to invest or allocate in production or purchase of locally produced programs, a percentage of its annual income derived from subscriber fees for the year preceding the year of the investment, as follows: (i) commencing April 30, 2002 (the date of the grant of the Broadcast License) and until the end of 2005, at least 8% of such income; and commencing 2006 and thereafter, as to be determined by the Council prior to the end of June 2005; and (ii) in the event a Cable Broadcast License is granted to the merged entity of the Israeli cable television operators, the Council shall determine, prior to the end of June 2005, the rate of the amounts that shall be allocated to locally produced programs by the Broadcast Licensee as of 2006 and thereafter. For this latter purpose, the Council shall consider, among other things, the financial condition of the Licensees in connection with their broadcast activities and the contribution of the said merger to the improvement of the financial condition of the Licensees.

According to the evaluation of the Company’s management, the amounts that were invested by the Company in respect of locally produced programs in 2002, 2003 and 2004 is higher than 8% of its annual revenues from the subscription fees for these years.

b.	Contingent liabilities

1.	Claims and petitions for approval of class actions:

a)	On April 22, 1999, a lawsuit and motion to approve the claim as a class action were filed against the Company with the Tel-Aviv-Jaffa District Court pursuant to Article 46a of the Restrictive Business Practices Law, 1988 by a subscriber of the Company who seeks approval as class action, thereby representing all of the members of the class allegedly included in such action.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

In the claim, it is alleged that the Company constitutes a monopoly, and that it adversely exploits its position in the market, in a manner which is, or may be, damaging to the general public, inter alia, by setting and collecting unreasonable and unfair prices for the services it provides.

If the class action is approved, the court will be requested to require the Company to reduce the subscriber fees that it collects and to pay its subscribers compensation in connection with the subscriber fees collected from May 10, 1996 to April 1, 1999. In this context, the petitioner claims that he has sustained damages in a sum of reported NIS 1,387 and further claims that the sum of compensation due to all of the members of the class included in the class action, if approved, amounts to reported NIS 360 million. In addition, the subscriber is also claiming compensation with respect to the damages caused to all of the members included in the class action, if approved, from the date of filing the lawsuit to the date judgment is rendered. In addition, the petitioner is claiming for a mandatory injunction according to which the Company will be obliged to reduce the service fee, which it charges from its subscribers.

The Company filed an objection to the motion to approve the claim as a class action inter alia, on the grounds that the claim and the motion lack any merits, because of the fact that the petitioner has disregarded the high investments made in infrastructure and equipment, because of the fact that the franchise granted to the Company for CATV broadcasts, is limited in time, because of the fact that the comparisons made by the petitioner between the Company and foreign companies dealing in CATV broadcasts in countries where the situation is very different, are not relevant to the Company’s modus operandi, and because of the fact that the subscriber fees are subject to supervision and are highly regulated.

At the beginning of the hearing on the request, it was stated that the hearing of the request will be joined with similar requests that were filed against the Cable Companies Tevel, Golden Channels and Idan (however, in the meantime, this condition changed, as detailed below).

After the unification of proceedings and pursuant to the arrangement reached by the parties and which was validated by the a court, it was agreed that the Court will preliminarily decide with respect to the legal threshhold claims that were raised by the Company (and other Cable Companies).

On August 21, 2003, the Court rendered its decision thereby rejecting the arguments of the Company (and of the other Cable Companies) and determined that the expenses with respect to the proceedings will be taken into account at the end of the proceedings.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

In that decision the Court has determined, among other things, that the immunity stated in article 6 to Torts Ordinance is not granted to the Cable Companies and that the decision of the Restrictive Trade Practices Court that was granted in the past does not constitute a binding precedent or Court’s ruling toward the petitioners in the said procedure. Nevertheless, according to a procedural settlement reached by the parties, the Court will have to rule on other issues and parties arguments which were detailed in the request to approve the claim as a class action and the responses of the Cable Companies in that issue.

In a pre-trial hearing held on November 26, 2003, it was determined that the hearing of the proceedings against the various Cable Companies will be separated and that the first to be heard is the request to approve a class action which was filed against the Company. The parties reached a procedural arrangement concerning the hearing according to which no examinations shall be conducted and each party shall submit its summations. According to the said agreement, the summations o9n behalf of the petitioner be submitted by April 1, 2005 and the summations on behalf of the Company shall be submitted by June 1, 2005. The petitioner is entitled to submit a response to the Company’s summations by July 1, 2005.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, since the claim and the motion to approve it as a class action, and the Company’s response to the claim and the motion, raise complex, factual and legal questions that have not yet been resolved in Israeli case law, and for which there are no precedents that are based on similar facts, it is not possible to estimate the outcome of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

b)	On August 28, 2002, a lawsuit and motion to approve the 7claim as a class action were filed against the Cable Companies on behalf of the residents of peripheral settlements. The claim is for indemnification in respect to these settlements not being connected to the cable networks with the elapse of six years from the date on which the franchises were granted. The compensation requested from the Company amounts to about NIS 139 million, as of the date the claim was filed.

In view of a rejection of a claim identical in substance to this claim, the Company and Golden Channels have presented a request to dismiss the claim without prejudice. The petitioners presented a reply to the request to dismiss the claim without prejudice and the Company and Golden Channels presented their reply to the petitioners’ reply. In addition, the Company and Golden Channels presented a reply to the request to approve the Claim as a Class Action. The petitioner’s request to join the hearing as creditors of Tevel was dismissed by the court. No date was scheduled for a hearing.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

c)	On December 3, 2002 a lawsuit and motion to approve the claim as a class action were filed by seven Israeli residents, who requested recognition of their action as representing 1,050,000 subscribers of the Cable Companies. According to the claim, the Cable Companies violated the terms of the approval given to them by the Council for the transmission of the pay sport channel, since they did not maintain certain programs in the original sport channel, which is part of the basic package, offered to subscribers. The petitioners requested the Court to instruct all three Cable Companies to compensate the subscribers by a total sum of NIS 302 million as of the date of the motion and by an additional sum of NIS 25 million for each month from the date the claim was filed up to the date judgment is rendered by the Court. The Company’s proportionate share based on the subscribers ratio as of the balance sheet date, is NIS 80 million, in addition to a monthly amount of NIS 6.7 million accumulating from the date the claim was filed until a ruling is rendered (the “Original Lawsuit”).

On May 27, 2004, the Court denied the motion to approve the claim as a class action. On July 5, 2004, the petitioners submitted an appeal to the Supreme Court. The parties submitted their summations. The date for a hearing of the appeal in the Supreme Court of the appeal in the Supreme Court is set to May 23, 2005.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, since the claim and the motion to approve it as a class action, and the Company’s response to the claim and the motion, raise complex, factual and legal questions that have not yet been resolved in Israeli case law, and for which there are no precedents that are based on similar facts, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements. The amount of the Original Lawsuit was calculated by the petitioners based on the number of subscribers of each of the Cable Companies at the date the claim was filed.

d)	On February 8, 2005, the Company received notice of a lawsuit and motion to approve the claim as a class action motion that were filed against the Company by an Israeli resident in the Tel Aviv-Jaffa District Court. The motion alleges, among other things, that the Company has misled consumers within the framework of a certain sales promotion campaign in 2001, thereby violating the Israeli Consumers Protection Law. According to the motion, the damages owed to the petitioner are in the amount of NIS 1,574 (equates to approximately $ 357) and the aggregate damages to the class are indeterminable at this stage, because the number of other potential petitioners is not known to the petitioner.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

The Company noted that the motion relates to the same subject matter of an indictment that was filed in March 2003 in the Netanya Magistrate Court against the Company and certain of its officers for violation of the Israeli Consumers Protection Law. The officers were dropped from the indictment and in November 2003, the court approved a plea bargain, pursuant to which the Company admitted the facts in an amended indictment and paid an insignificant fine.

The Company has to submit its response until April 22, 2005. According to the opinion of the Company’s management, based on the opinion of its legal counsels and in view of the preliminary stage of the motion, it is not possible, at this stage, to estimate the chances of the claim and therefore no provision was recorded in respect of the aforesaid claim in the Company’s financial statements

2.	Other claims:

a)	On March 28, 2000, a claim was filed in the Tel-Aviv-Jaffa District Court against the Cable Companies, including the Company, by the Association for the International Collective Management of Audiovisual Works AGICOA, an international association of producers of cinema and television works.

The aggregate sum of the claim is not less than approximately $ 170.2 million and for the purpose of court fees was limited to a sum of $ 20 million.

AGICOA is an organization that represents numerous producers in a claim against the Cable Companies for the alleged breach of copyrights of the represented producers due to the re-transmission of programs by the cable television operators. AGICOA is also claiming unjust enrichment on the part of the cable television operators and that they be ordered to submit their accounts.

In the opinion of the Companies’ management, as was expressed in the statement of defense filed with the court on July 9, 2000, the claimant has no right to file a claim in Israel, which is in light of the Anti-Trust Laws in Israel. In addition, the period of time on which the claim relies exceeds, at least partially, what is prescribed by law, due to the fact that the claimant did not properly prove the legitimacy of its rights claimed in the works and that the amount of the claim appears to be apparently groundless and exaggerated.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

At a preliminary hearing held on June 18, 2002, the Court ruled to delay its decision in this matter pending resolution of the Israeli Supreme Court in a further hearing in another matter, the Tele Event case, which the Court believes will have material implication on all or part of this dispute. The further hearing referred to by the Court was filed with respect to the ruling of the Supreme Court (presiding as an appellate court), which determined that the re-transmission of broadcasts as secondary broadcasts may also constitute an infringement of copyrights, if such broadcasts include copyrights owned by third parties who have not consented to their broadcast in Israel.

In January 2005, the parties completed the discovery proceedings and therefore in the context of the preliminary proceedings, disclosing additional information and questionnaires remain to be completed.

According to the opinion of the Company’s management, based on the opinion of its legal counsels and in view of the preliminary stage of the proceedings, it is impossible, at this stage, to estimate the chances of the claim. Therefore no provision was recorded in respect of the aforesaid claim in the Company’s financial statements. In addition, in the opinion of the Company’s management based on the opinion of its legal counsel and despite the ruling in the matter of Tele Event, the Company has additional solid and well founded defense arguments.

b)	In December 31, 2003, Eshkolot – The Israeli Artists Society for Performers’ Rights Ltd., or Eshkolot, filed a lawsuit in the District Court of Tel Aviv-Jaffa against the Company and the other Cable Companies for certain payments, for temporary and permanent injunctions, and to give instructions to Tevel’s trustee. Eshkolot claims that, since January 1, 2003, the cable television operators broadcast programs in violation of the rights of Israeli performers held by Eshkolot since such broadcasts were made without Eshkolot’s consent and without payment of royalties. In the context of the claim, the Court was requested to instruct and affirm that Eshkolot is entitled to receive a usage payment of NIS 8.5 million as compensation for 2003 royalties (net of payments already transferred to Eshkolot), and that, from now on in each year the cable companies will have to pay this amount including linkage differentials and to update such royalties relative to increases in the number of broadcasting minutes of protected performances. Additionally, Eshkolot requested to oblige the Cable Companies to pay the maximum statutory compensation, as set in the Copyrights Law, in the total amount of NIS 24.3 million. Eshkolot also requested a permanent injunction order against the cable companies that will prohibit the broadcast of protected performances employing performers’ rights held by Eshkolot, unless expressly authorized by Eshkolot.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

Further, the Court was requested to give a temporary injunction to prohibit the Cable Companies from broadcasting performances employing performers’ rights held by Eshkolot, unless an advance express written authorization from Eshkolot is received, until the hearing and the decision in Eshkolot’s primary claim for compensation for violating performers’ rights and in the request for the permanent injunction against the Cable Companies.

On May 13, 2004, the court approved the parties’ notice of arbitration and the case was forwarded to arbitration with instructions to strike the lawsuit with no order for expenses.

The statement of complaint on behalf of Eshkolot, in the arbitration, was filed on June 25, 2004. The amount of the claim, which significantly exceeds the amounts that were paid previously to Eshkolot by the Cable Companies pursuant to the agreement that was valid until 2002, is NIS 8.5 million for 2003 and a similar amount plus 10% for each of the years 2004-2006. Eshkolot argues that this is the “appropriate royalty” as implied in the Performers and Broadcasters Rights Law – 1984, which is to be paid each year.

The statement of defense on behalf of the Cable Companies was filed on August 3, 2004. In the statement of defense, the Cable Companies refute Eshkolot’s arguments, inter alia, concerning the scope of the use of its repertoire and claim that in view of the various developments in the communications market in Israel, and particularly in view of entering of competitors to the market such as Yes – the amount of the royalties paid to Eshkolot should be decreased. It is further argued that Eshkolot is not the owner of rights in certain musical works, which it refers to within its claim, since the performing artists exclusively assigned their rights to production companies. The Company also claims that Eshkolot misused its monopolistic powers in the market, in order to impose unreasonable prices on its consumers.

According to the opinion of the Company’s management, based on the opinion of its legal counsels and in view of the preliminary stage of the proceedings, it is impossible, at this stage, to estimate the chances of the claim. Nevertheless, the Company’s management included in the financial statements a provision, which in its opinion reflects adequately the Company’s exposure in respect of this claim.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

c)	The license agreement between the Cable Companies and the Israel Records and Cassette Federation (the “Record Federation”) (the “Agreement”) terminated in the end of 2002. Upon the termination of the Agreement, the parties negotiated in order to renew or extend the Agreement for an additional period. Under these negotiations, the parties agreed, inter alia, that as an interim arrangement, the Cable Companies shall pay the Records Federation for the year 2003 75% of the amount which was paid to the Federation in the year 2002. This amount was to be paid until the execution of a new agreement between the parties. It was further agreed that the Cable Companies shall be granted a license to broadcast the repertoire of the Record Federation until the execution of a new agreement.

In 2004, the parties conducted mediation proceedings in an effort to reach a new agreement, hence such agreement was not reached.

On December 13, 2004, the Records Federation informed the Cable Companies that since an agreement was not yet executed, it regards the usage of its repertoire as a violation of its rights and hence announced that it contemplates to pursue legal actions in order to avoid such alleged violation and receive a monetary compensation.

On December 27, 2004, the Records Federation sent a letter demanding from the Cable Companies a payment of NIS 24 million (plus VAT) (for the years 2003-2005). The relative part of the company is NIS 6.2 million (plus VAT).

On January 23, 2005, the Cable Companies sent a response to the abovementioned demand. The Cable Companies stated that the demand is unreasonable. Without derogating from any allegation or right, the Cable Companies proposed to pay the Record Federation the entire amount that was paid in 2002 until a ruling is rendered in respect of the amount of the royalties to be paid. On January 30, 2005, the Records Federation dismissed the above payment proposal.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is very likely that the Records Federation shall take legal or quasi legal proceeding against the Cable Companies in the coming few months. However, since a lawsuit has not yet been filed, it is impossible, at this stage, to estimate the prospects of the abovementioned payment demand.

As of December 31, 2004, the Company paid on account for the year 2003 75% of the amount in respect of the payment of $ 200 thousand which was paid to the Federation in 2002 (“2002 payment”) by the Cable Companies (the Company’s share is $ 53 thousand). The Company recorded in its books a provision for 2003 constituting the additional 25% of the 2002 payment and for 2004 constituting 100% of the 2002 payment.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

d)	The Company is involved in several additional claims that are not included in this section and which do not exceed the aggregate of NIS 5 million. The Company’s management estimation, based on the opinion of its legal counsel, is that no provision should be included in the financial statements in respect of such claims.

e)	In light of disagreement with the Tax Authorities, the Company and its subsidiary, Matav Haifa, received in 2002 and 2004, tax orders for tax years 1997 – 2001. Under these orders, the Company and Matav Haifa are required to pay additional aggregate amount of NIS 52 million (not including interest and CPI linkage) and to decrease their carry forward loss for the years 2000-2001 by NIS 96 million. The Company and Matav Haifa disagree with those mentioned Tax orders. Management’s opinion, based on the evaluation of its external advisers, has well founded arguments against all the claims included these tax orders and therefore the Company intends to appeal against these tax orders.

In light of previously non-concluded discussions and unwritten understanding with the Tax Authorities, the Company recorded in the financial statements as of December 31, 2004, a provision of approximately NIS 6.5 million with respect to the aforementioned tax orders.

f)	In May 2004, a subsidiary of the company, Matav Investments, received assessments for tax years 1998-2001 and a tax order for 2002.

The tax order for 2002 included a requirement to pay a tax amount of NIS 114 million (due to a dispute with the tax authorities – see also Note 11b(1)) which was fully provided in the financial statement.

In addition, with respect to 2002 tax order a deficit penalty was imposed on the Company in the amount of NIS 18 million (including interest and CPI linkage), which was delayed until the date of approval of the financial statements.

According to the opinion of the Company’s management, based on the evaluation of its external advisers, the Company has well founded arguments against the assessments and the mentioned penalty and therefore no provision has been made in the Company’s accounts for the above-mentioned deficit penalty claim and the assessments for tax years 1998-2001.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

3.	Hot Vision’s contingent liabilities:

In July – September 1999, Tevel and Golden Channels and Co. (“GoldenChannels”) entered into license agreements with the major studios (Columbia, Fox and Warner Bros. International Television Distribution (“Warner”) to purchase contents (the “Agreements”). The contents were broadcast, inter alia, in channels “HOT 3” and “HOT Movies”, which are produced by Hot Vision for the Cable Companies, and for the for pay channels- “HOT Drama”, “Hot Action”, “Hot Fun” and “Cinema Prime”, which are produced by Avdar Silver Industries Ltd. (“Avdar”) for the Cable Companies.

Agreements were entered into by and between Tevel, Golden Channels and Hot Vision, according to which, broadcasting rights for the above contents, were provided to Hot Vision. In addition, agreements were entered between Avdar and the Cable Companies, pursuant to which the broadcast rights for the above pay channels were placed with Avdar.

1)	On November 27, 2002, Warner filed a lawsuit against Tevel in the District Court in California seeking, inter alia, a monetary compensation of $ 17 million (“WarnerLawsuit”). Warner contends that the agreement between Warner and Tevel dated July 13, 1999, pursuant to which Tevel acquired from Warner the rights to broadcast films, was breached and consequently terminated by Warner.

Following the Warner Lawsuit and other actions taken by Warner, on December 5, 2002, the trustee for Tevel group filed with the District Court in Tel Aviv (the “Court”) a motion to instruct Warner, inter alia, to take any measure necessary to discontinue the Warner Lawsuit (in view, among others, of the stay of proceedings order that was granted with respect to Tevel, which prohibits the institution of new proceedings against Tevel without the approval of the Court and based on the proof of debt submitted by Warner to the trustee under the same cause of action (“the Trustee’s Motion”)).

On February 10, 2003, the Court rendered its ruling in favor of the Trustee’s motion and dismissed Warner’s position (although a “Blocking Order” as this term is defined in the Civil Procedure Regulations 1984, was not granted). The Court determined, inter alia, that Warner instituted unlawful proceeding in the United States under circumstances substantiating doubts as to its good faith, and such a proceeding cannot be materialized or enforced in the boundaries of the state of Israel. On March 25, 2003, the trustee rendered its decision of Warner’s proof of debt, according to which, it rejected the majority of the said proof. On April 24, 2003, Warner appealed to the district court on the issue of proof of debt and following decisions rendered on the appeal, on June 24, 2003, Warner filed an amended appeal on the trustee’s decision relating to the matter of the proof of debt.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

On October 21, 2003, the Supreme Court dismissed Warner’s appeal with respect to the Court’s ruling dated February 10, 2003, subject to the rights of Warner and the Trustee to raise arguments as to the issue of the applicable law with respect to the proceeding of the proof of debt within Warner’s appeal on the trustee’s decision. In addition, the Court instructed Warner to file an amended appeal in order to include the argument with respect to the applicable law.

The amended appeal was filed, in the context of which, Warner seeks the reversal of the trustee’s decision on the proof of debt (which proved the debt for Warner in the amount of $ 182 thousand only) and proved Warner a debt in the aggregate of $ 17 million and alternatively $ 12 million.

On September 1, 2004, the Court dismissed the amended appeal with respect to the proof of debt determining that the Warner’s appeal contradicts the law and its entire substance is nothing but an attempt to generate high profit in an unjust and extraordinary manner at the expense of the ordinary creditors of Tevel. In view of the extraordinary circumstances and the scope of litigation, the Court ruled that Warner shall pay Tevel expenses and legal fees.

On October 5, 2004, Warner filed an appeal with the Supreme Court. Simultaneously, Warner filed, on that very day a motion for stay of performance with respect to the ruling dated September 1, 2004, with the Court and an urgent motion for hearing the said motion. On October 5, 2004, the Court rendered a ruling according to which, the facts referred to in the motion for stay of performance were not supported by an affidavit and it was further determined that the motion is inappropriate to be heard ex parte and the case shall be scheduled for hearing. In addition, the court, instructed that the trustee shall take into consideration the fact that a motion for the stay of performance proceeding was filed. On November 24, 2004, a reply to the motion for stay of performance was filed on behalf of the Trustee and on January 17, 2005 a reply on behalf of the Official Receiver was filed.

On February 9, 2005, the Court rendered its ruling in the matter of the motion for stay of performance. The court indicated that it is in the opinion that the prospects of Warner’s appeal to prevail are remote, however, due to the concern that if the stay of performance is not granted the factual situation shall be irreversible (in the event that a decision in the appeal shall be rendered in favor of Warner) and in order not to completely nullify the appeal, the court instructed that until a ruling in the appeal is rendered the trustee shall hold up an amount of $4 million, which is necessary for dividend distribution to Warner, if the Court shall render a judgment in favor of Warner in the appeal. The stay of performance is contingent upon a deposit of a bank guarantee by Warner in the amount of $ 2 million to secure the creditors’ damages. The said amount was imposed in addition to the guarantees that may be determined by the Supreme Court as a prerequisite for hearing the appeal.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

The hearing of the appeal in the Supreme Court is scheduled to September 19, 2005.

In the opinion of Tevel’s management, based on the opinion of the managers and legal advisors of Tevel, the prospects of Warner’s appeal on the ruling of the district court, are remote.

2)	On December 9, 2002, Warner filed a lawsuit against Golden Channels with the district court in Los Angeles, California in the U.S. The lawsuit is seeking, inter alia, a monetary compensation on the grounds of breach of contract with Golden Channels dated July 13, 1999 and a lawsuit for declaratory remedies, as detailed in the complaint. On January 17, 2003, an amended complaint was filed in context of which, Warner was seeking, inter alia, to compel Golden Channels to pay compensation of at least $ 16 million in addition to expenses. In addition, among others, declaratory remedies and an injunction were requested. On February 14, 2003, Golden Channels filed its answer and a counterclaim. In the context of the lawsuit, the parties also filed motions for preliminary injunctions. A hearing for the preliminary injunctions was held in March 2003. The court rejected all of the motions for preliminary injunctions. The evidential hearing for the complaint and the counterclaim was held during January 2004 and in February 2004 the parties filed their summaries. In Warner’s post trial brief it requested compensation in the amount of approximately $ 25 million. Golden channels requested compensation in the amount of approximately $ 3.8 million.

On September 29, 2004, the district court in Los Angeles, California, ruled in favour of Warner. The district court awarded Warner damages in the amount of approximately $19.3 million (excluding attorney fees) and rejected Golden Channels’ counterclaims in the matter. The Court originally entered judgment for Warner in the amount of $19 million. It subsequently granted Golden’s motion to amend the judgment to deduct $0.6 million in tax certificate damages, and Warner’s motion to add $0.65 million in prejudgment interest. Following amendment, the judgment awarded Warner damages of $19.4 million, $0.2 million in costs, and $2.3 million in attorney’s fees and other costs, for a total judgment amount of $ 21.7 million (the “Final Amended Judgment”).

On March 7, 2005, Golden Channels filed a notice of appeal, pursuant to which, it appeals to the Unites States Court of Appeals for the Ninth Circuit from the Final Amended Judgment, including other prior orders and decisions granted by the Court.

On March 21, 2005 Warner filed a notice of cross appeal pursuant to which, it appeals to the United States Court of Appeals for the Ninth Circuit from the order of the District Court denying Warner’s motion to amend the judgment to add prejudgment interest, as reflected in the Final Amended Judgment, including all orders and decisions pertaining thereto that are or may be merged into the Final Amended Judgment.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

Pursuant to an agreement among the Israeli cable television operators (including Golden Channels, Tevel and the Company) and Hot Vision (see below), the Company is required to indemnify Golden Channels (through Hot Vision) for approximately 26.5% of the damages awarded to Warner, which will actually be paid by Golden Channels amounting at the maximum to approximately $ 5.755 million.

In light of the abovementioned and taking into consideration the additional interest and legal costs that may be incurred by Golden channels, the financial statements of Hot Vision as of December 31, 2004, include a provision of NIS 92.8 million (see below).

3)	On or about the filing date of the lawsuits detailed in sections 1 and 2 above, Warner forfeited letters of credit it was granted by Golden Channels and Tevel in the amount of $ 5 million each.

Further to the above lawsuits and a demand made by Tevel and Golden Channels, Hot Vision’s board of directors resolved that, in principle, Hot Vision shall bear the amounts borne or to be borne by Tevel and Golden Channels with respect of the forfeiture of letters of credit, as detailed above, and in respect of the aforesaid agreements with the major studios, including their termination and related expenses and/or in respect of legal proceedings taken, subject to indemnification by its shareholders to cover these amounts.

On June 30, 2003, Hot Vision and the Cable Companies signed an agreement for the indemnification of Hot Vision relating to all of the amounts that it shall bear in connection with the debt to the major studios and expenses associated with the management of the above legal procedures (the “Indemnification Agreement”). According to the Indemnification Agreement, the Cable Companies are committed, one towards the other, to jointly finance through Hot Vision the debt to the major studios and expenses associated with the management of these legal procedures which were implemented until the date of the financial statements against certain of the Cable Companies as well as any other procedure between Tevel and/or Golden Channels and the major studios in connection with agreements which were signed and/or terminated with the major studios – regarding content which was provided to channels “HOT 3” and “HOT Movies”. As for the pay channels (“Hot Drama”, “HOT Action”, “Hot Fun” and “Cinema Prime”), it was agreed that the amounts shall be paid directly to Tevel.

NOTE 15:	–	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

According to the Indemnification Agreement, the debt to the major studios contains amounts that Tevel and/or Golden Channels have to pay, as the case may be, to the major studios in connection with the legal proceedings associated with these agreements, including the amounts of new guarantees provided to the major studios, if so provided, and which the major studios will forfeit and legal fees that Tevel and/or Golden Channels will have to pay to the major studios, all by virtue of a judgment or a decree rendered in the context of the legal proceedings. The Indemnification Agreement stipulates, inter alia, that each of the Cable Companies shall pay Hot Vision sums, according to its relative share in the market, of the amounts that shall be actually paid by Tevel and/or Golden Channels with respect to their debt to the major studios and expenses associated with the management of the legal procedures in connection to “Hot Movies” and/or “HOT 3".

The indemnification does not include amounts that are payable by the Cable Companies to Tevel and/or Golden Channels through Hot Vision and Avdar for purchase of content to channels “HOT 3” and “HOT Movies” and to the pay channels (“Hot Drama”, “HOT Action”, “Hot Fun” and “Cinema Prime”).

The indemnification Agreement further stipulates that the commitments of the Cable Companies shall be revoked in the following cases: (1) if the Cable Companies release Hot Vision in writing from its obligations under this agreement (2) if Tevel, Golden Channel and the Company merge into another cable company (the “Merged Company”) and the Merged Company assumes, in writing and without any condition, the commitments of all of the Cable Companies towards Hot Vision under this agreement even if Hot Vision is not released from all of its said obligations given that the Merged Company holds all of the issued share capital of Hot Vision and that its commitments cover all of Hot Vision’s obligations under the Indemnification Agreement.

In light of the abovementioned, the Company included in the financial statements as of December 31, 2004 its relative share in the provision recorded by Hot Vision in the amount of NIS 24.7 million (includes additional amounts as mentioned above).

4.	The financial statements of the affiliate, Hot Telecom, include an issue regarding lack of mechanism of the Cable Companies to charge the partnership for usage and maintenance fees of the network. The independent auditor of Hot Telecom in his report over Hot Telecom’s financial statements as of December 31, 2004 draws attention to this matter. See Note 1(a)(4).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

c.	Guarantees and charges:

1.	In order to secure its liabilities to banks and holders of debentures, the Company placed a first ranking charge on its assets and rights in favor of banks and the debentures. The total secured liabilities at balance sheet date amounted to approximately NIS 634 million.

2.	Under some credit facility agreements of Partner, its principal shareholders were required to pledge, in favor of the participating banks in the aforesaid agreements, a part of their shares in Partner. Under the amended Credit Facility agreement, in the event that Partner meets the following financial conditions, a permitted dividend distribution will be allowed and the shares pledged by the principal shareholders may be released:

–	Meeting, during the years 2003-2007, each of the financial covenants as included in the agreement at minimum certain ratios, as described in the agreement.

–	Partner should have repaid to the participating banks as amount equal to half the amount of the total commitments under the Credit Facility agreement.

The Company, as one of Partner’s principal shareholders, registered a pledge, unlimited in amount, on its shares in Partner (5.25%) and all the rights attached thereto as security for the balance of Partner’s bank loans.

The Company undertook not to register any pledges or floating charges on any assets in favor of any third party, without obtaining the prior written consent of the trustee for the banks.

The balance of Partner’s debt, secured by the above pledges, totaled, as of December 31, 2004, at approximately reported NIS 1,185 million (in December 31, 2003 – adjusted NIS 1,807 million).

As of December 31, 2004, Partner is not complying with the above financial conditions and the Company’s pledged shares in Partner (5.25% of Ordinary shares of Partner) have not been released, yet from their pledges (see Note 24(a).

3.	In order to ensure compliance with the obligations pursuant to the Licenses, applicable law and regulatory bodies, and to ensure payment of fines that may be imposed by the Council and the Ministry of Communications the following guaranties have been provided:

—	Bank guarantees by the three Cable Companies in the aggregate amount of $14 million to the Ministry of Communications pursuant to Hot Telecom Infrastructure License, of which the Company provided a bank guarantee in the amount of NIS 16.3 million (valid until December 2025 (see note 1(a)(8))).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

—	A guarantee of NIS 9.3 million to the Council pursuant to the Broadcast Licenses (valid until April 2005).

Each of the Minister and the Council has the authority to exercise the applicable guarantees in the event that we or HOT Telecom, as the case may be, do not fulfill our or its obligations, and to cover any damage, loss or cost that the Council, the Minister, or the government may incur as a result of any breach of our obligations under the licenses, and to ensure all payments by the licensee, including royalty payments and payments of fines imposed by the Council or the Minister. The exercise of the guarantee does not derogate from the authority of the Council or the Minister to cancel the licenses, to amend the terms and conditions of the licenses or to impose other sanctions including fines for certain stipulated breaches or actions.

4.	The Company provided Hot Vision with unlimited guarantees on amounts due to a bank at a rate of approximately 25% of the total bank debt. In accordance with the resolution of Hot Vision’s board of directors, it was determined that the total credit to be extended to Hot Vision by the bank shall not exceed the amount of $ 35 million. Any excess amount shall be approved in writing by the Company’s board of directors. This resolution was forwarded to the bank that provides the credit. As of December 31, 2004, the Company’s share in those guarantees amounted to $ 4.6 million.

In addition, the Company is a guarantor to another bank to secure Hot Vision’s liabilities in the amount, which varies between $ 4.4 – $ 7 million (the Company’s share).

5.	The Company recorded a charge on equipment purchased from a supplier to secure its liabilities toward the supplier in a total amount of NIS 0.6 million.

6.	The Company guarantees an amount of $ 200 thousand to Barak (non-marketable equitable securities).

7.	The Company provided a bank guarantee of NIS 16.5 million to the Controller, which is valid through December 2007, to ensure compliance with the terms of the approval of the Controller to the merger. In the event that the Controller decides, in his discretion, that there has been a breach of the terms of the approval, he may fully exercise the guarantee. (see Note 1(a)(4).

8.	Documentary credit

To secure its commitment for the purchase of suppliers’ merchandise abroad, the Company has obtained letters of documentary credit, whose balance as of balance sheet date totals approximately NIS 18 million (as of December 31, 2003, approximately NIS 5.5 million).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	COMMITMENTS, CONTINGENT LIABILITIES AND COLLATERALS (Cont.)

9.	The Company provided a bank guarantee in the amount of NIS 4.7 million to secure the payments of the affiliate partnership Hot Telecom to Lucent (see Note 5(b)(4)(c)).

10.	The Company and Tevel guarantee jointly and severally in a total aggregate amount of $ 4.5 million to secure the payments of Hot Telecom to Cisco. The Cable Companies signed an indemnification agreement in respect of the mentioned guarantee.

d.	In 2000, the Company was granted a call option for the purchase of 50% of the shares in the company which produces the Hop channel Hop Ltd. (“Hop”) from its shareholders in consideration of $ 50 thousand. Due to the terms of the Controller’s approval to the merger of the Cable Companies, the Company was required to transfer the option to the full and exclusive ownership of a third party so that the Company does not have any interest in Hop. In the context of the agreement with the third party, it was determined that, in consideration of the transfer of the rights in the option to a third party, the third party shall pay the Company an amount equivalent to 95% of the amount actually received upon the exercise of the option and the actual purchase of ownership in 50% of the shares in Hop. In August 2003, the third party entered into an agreement with United King (1999) Ltd. (“United King”) for the sale of the option in consideration for the total amount of approximately $ 1.8 million. The Company’s share amounts to approximately $ 1.7 million.

As of December 31, 2004, the Company did not recognize as income the expected gain, which amounts to $ 1.1 million, net of tax effect, from the sale of the option, since the material conditions, as stipulated in the sale agreement, were not fulfilled. The Company notes that a legal proceeding in this respect is currently pending in the Tel- Aviv –Jaffa District Court.

NOTE 16:	–	SHAREHOLDERS’ EQUITY

a.	Share capital:

1.	Composition of share capital:

	December 31, 2003		December 31, 2004
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares 1 NIS par
value each	100,000,000	30,203,918	100,000,000	30,220,477

2.	The Company’s shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

The Company’s ADS are listed on the NASDAQ under the symbol “MATV”. Each ADS represents two of the Company’s Ordinary shares of NIS 1 par value.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 16:	–	SHAREHOLDERS’ EQUITY (Cont.)

b.	Option plan for senior employees:

1.	On January 30, 2001, the Company’s Board of Directors approved an option plan for the Company’s senior employees (“the 2001 Plan”). Under the 2001 plan, senior employees are to be allotted, without consideration, up to 864,000 options to purchase 864,000 Ordinary shares of NIS 1 par value of the company.

Notwithstanding the above, employees who exercise options will not be allotted shares in the full amount of the options exercised, but instead the employees will be allotted shares in consideration for their par value only, in the amount which fair value reflects the element of the benefit embodied in the options as calculated at the time of exercise.

Under the plan, options become exercisable from the following dates: 1/3 of the options –12 months after the decision was taken to make the allotment; 1/3 of the options – 24 months after the allotment; and, 1/3 of the options – 36 months after the allotment. These options are exercisable (in whole or in part) for a period of 24 months from the end each of the above periods (the “exercise period”).

Options not exercised will expire after the exercise period. The exercise price of the options is NIS 49 per share, linked to the Israeli CPI for December 2000 (based on 85% of the price of the Company’s Ordinary shares on the date of the decision of the Board of Directors) (NIS 52 as of December 31, 2004).

The Ordinary shares under the 2001 plan were issued in accordance with the provisions of Section 102 of the Israeli Income Tax Ordinance which stipulate, inter-alia, that the Company shall be able to claim as a tax deduction the amounts credited to senior employees as benefit in respect of sale of the shares so issued at a price in excess of the exercise price, when such benefit is considered as taxable income.

On August 28, 2001, the Company’s Board of Directors approved to reprice the exercise price of the first allotted portion to NIS 39.60 (based on 90% of the price of the Company’s Ordinary shares on August 15, 2001) (NIS 41 as of December 31, 2004) and the earliest date on which the first portion of the options may be exercised was postponed for three months from the original date.

As of December 31, 2004, under the 2001 Plan, 770,500 options were issued to 45 employees, 608,300 options were cancelled, 90,732 options were forfeited, 37,235 options were exercised and 34,233 options expired. See also 2 below.

2.	In November and December 2003, the Company’s Board approved a stock option plan for 50 of the Company’s employees (“the 2003 Plan”), according to which such employees will be granted a total of 770,500 options that are exercisable into 770,500 Ordinary shares of NIS 1 par value of the Company (including 85,000 options granted to an interested party).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 16:	–	SHAREHOLDERS’ EQUITY (Cont.)

Notwithstanding the above, employees who exercise options will not be allotted shares in the full amount of the options exercised, but instead the employees will be allotted shares in consideration for their par value only, in the amount which fair value reflects the element of the benefit embodied in the options as calculated at the time of exercise.

The options become exercisable from the following dates: 1/3 of the options –January 31, 2004; 1/3 of the options – January 31, 2005; and 1/3 of the options – January 31, 2006 (the “vesting period”). The options are exercisable for a period of 36 months from the end of each of the above periods (the “exercise period”).

Any option that is not exercised during the exercise period expires. In the first tranche, the exercise price of the options is NIS 26.816 per share (on the basis of 85% of the average price of the Company’s share during 30 trading days on the Tel Aviv Stock Exchange before the date of the Board’s decision – November 17, 2003). In the second and third tranches, the exercise price of the options will be determined as 90% of the average price of the Company’s share during 30 trading days on the Tel Aviv Stock Exchange before the end of vesting period of each of the tranches. Accordingly, the exercise price of the second tranche of the options is NIS 30.43 per share.

According to the 2003 plan, options may be issued provided that the employee waives his rights to options, which matured in the first and second tranches of the 2001 plan and that the Company’s Board of Directors approved the cancellation of the third tranche of the 2001 Plan, subject to the employees’ agreement (see 1 above).

The issuance of options is managed under the principles which were determined for that purpose in section 102 of the Income Tax Ordinance which stipulate, inter-alia, that the Company shall not be able to claim as a tax deduction the amounts credited to senior employees as benefit (in respect of sale of the issued shares at a price in excess of the exercise price), if that benefit is subject to capital gains tax in a reduced tax rate and will be able to claim as a tax deduction the amounts credited, as mentioned if that benefit is considered as regular taxable income.

On November 16, 2004, a special meeting of the Company’s shareholders’ approved the grant of 302,205 stock options of the 2003 plan at no consideration to the chairman of the Company’s board of directors. The exercise price of the options is NIS 38 per share.

As of December 31, 2004, under the 2003 plan, 1,072,205 options were issued to 46 employees, 36,483 options were exercised and 11,000 options were forfeited.

NOTE 17:	–	TAXES ON INCOME

a.	Tax laws applicable to the companies:

The provisions of the Income Tax (Inflationary Adjustments) Law, 1985 apply to the Company and certain of its Israeli investees. According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17:	–	TAXES ON INCOME (Cont.)

b.	Tax rates applicable to the income of the Group companies:

Until December 31, 2003, the regular tax rate applicable to income of companies was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament), which determines, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 32% and 2007 and thereafter – 30%. The effect of the aforementioned change in tax rate on the results of operations in 2004 amounted to NIS 868 thousand.

c.	Deferred income taxes:

The composition of the deferred taxes, and the changes therein during the reported years and the related valuation allowance as of December 31, 2004 and 2003, are as follows:

	Consolidated
	For temporary differences related to investment in affiliate	For provisions for employees rights (severance pay and vacation pay) and for allowance for doubtful accounts	In respect of carryforward tax losses	Valuation allowance	Total
	Adjusted NIS in thousands

Balance at January 1,
2003	-	1,656	153,360	(155,016)	-
Deferred tax asset
(liability)	(15,630)	712	36,685	(37,397)	(15,630)
Loss - valuation
allowance	-	(2,368)	(190,045)	192,413	-

Balance at December
31, 2003	(15,630)	-	-	-	(15,630)

	Reported NIS in thousands

Balance at January 1,
2004	(15,630)	2,368	190,045	(192,413)	(15,630)
Adjustment due to tax
rate change	868	(171)	(34,935)	35,106	868
Deferred tax asset
(liability)	(9,219)	356	24,759	(25,115)	(9,219)
Loss - valuation
allowance	-	(2,553)	(179,869)	182,422	-

Balance at December
31, 2004	(23,981)	-	-	-	(23,981)

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17:	–	TAXES ON INCOME (Cont.)

	The Company
	For temporary differences of investment in affiliate company	For provisions for employees rights (severance pay and vacation pay) and for allowance for doubtful accounts	In respect of carryforward tax losses	Valuation allowance	Total
	Adjusted NIS in thousands

Balance at January 1,
2003	-	1,249	122,585	(123,834)	-
Deferred tax asset
(liability)	(15,630)	242	36,175	(36,417)	(15,630)
Loss - valuation
allowance	-	(1,491)	(158,760)	160,251	-

Balance at December
31, 2003	(15,630)	-	-	-	(15,630)

	Reported NIS in thousands
Balance at January 1,
2004	(15,630)	1,491	158,760	(160,251)	(15,630)
Adjustment due to tax
rate change	868	(77)	(30,792)	30,869	868
Deferred tax asset
(liability)	(9,219)	209	30,326	(30,535)	(9,219)
Loss - valuation
allowance	-	(1,623)	(158,294)	(159,917)	-

Balance at December
31, 2004	(23,981)	-	-	-	(23,981)

Deferred taxes, for which no valuation allowance was recorded, are calculated using 34% tax rate.

d.	Taxes on income included in the statements of operations:

1.	Composition:

	Consolidated
	Year ended December 31,
	2002	2003	2004
	NIS in thousands
	Adjusted		Reported

Current	108,851	41,799	-
Deferred taxes	-	(6,303)	-
For previous years	-	-	7,281

	108,851	35,576	7,281

	The Company
	Year ended December 31,
	2002	2003	2004
	NIS in thousands
	Adjusted		Reported

Current	108,851	41,799	-
Deferred taxes	-	(6,303)	-
For previous years	-	-	4,516

	108,851	35,496	4,516

Current taxes are computed at the tax rate of 35% (previous years – 36%).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17:	–	TAXES ON INCOME (Cont.)

2.	Below is a reconciliation between the theoretical tax expense (benefit), assuming all of the Group’s income is taxed at the regular tax rates applicable to companies in Israel (see (1) above), and the actual tax expense as reported in the statements of operations.

	Consolidated
	Year ended December 31,
	2002		2003		2004
	NIS in thousands
	Adjusted				Reported
Income (loss) before taxes on income, as reported in
the statement of operations		131,765		(10,781)	(90,004)

Theoretical tax rate		36%		36%	35%

Theoretical tax expenses (benefit)		47,435		(3,881)	(31,501)

Increase (decrease) in taxes resulting from:

Non-deductible expenses		4,115		1,980	6,386

Tax losses for which deferred taxes were not provided	*)	55,424	*)	36,685	24,759
Temporary differences for which deferred taxes were
not provided	*)	(242)	*)	712	356
Difference in definition of capital and assets for
tax purposes		2,059		-	-
Taxes in respect of prior years		-		80	7,281

		108,851		35,576	7,281

	The Company
	Year ended December 31,
	2002		2003		2004
	NIS in thousands
	Adjusted				Reported
Income (loss) before taxes on income, as reported in
the statement of operations		185,248		(6,369)	(105,163)

Theoretical tax rate		36%		36%	35%

Theoretical tax expenses (benefit)		66,689		(2,293)	(36,807)

Increase (decrease) in taxes resulting from:

Non-deductible expenses		3,639		1,372	6,272

Tax losses for which deferred taxes were not provided	*)	38,723	*)	36,175	30,326
Temporary differences for which deferred taxes were
not provided	*)	(200)	*)	242	209
Taxes in respect of prior years		-		-	4,516

		108,851		35,496	4,516

*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17:	–	TAXES ON INCOME (Cont.)

e.	Carryforward tax losses:

At December 31, 2004 and 2003, the Group had carryforward tax losses (include capital losses) of adjusted NIS 600 million and NIS 527 million, respectively. As of December 31, 2004 and 2003, the Company had carryforward of tax losses (include capital losses) of adjusted NIS 528 million and NIS 441 million, respectively. The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely. The carryforward tax losses amounts are dependent on the results of the dispute with the tax authorities (Note 11b(1)) and the tax assessments and orders received (Note 15b(e) and 15b(f)).

f.	Tax assessments:

The Company has received final assessments through 1996, and the other Group companies have received final assessments and orders through 1997.

Regarding tax assessments which were received by the Company and its subsidiaries for years 1997 – 2002 (see Note 15b(e) and 15b(f)).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	LINKAGE TERMS OF MONETARY ITEMS

	Consolidated
	December 31, 2003				December 31, 2004
	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked	Total	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked	Total
	NIS in thousands
	Adjusted				Reported
Assets:

Cash and cash equivalents	80	-	37,868	37,948	70	20,095	4,085	24,250
Short-term deposit	-	-	-	-	-	-	50	50
Trade receivables	-	-	83,151	83,151	2,060	-	73,398	75,458

Other accounts receivable	-	-	8,592	8,592	320	-	12,210	12,530
Loan, long-term debt and capital note to
affiliates	-	-	13,623	13,623	-	-	25,900	25,900
Other receivables	-	-	885	885	-	-	601	601

	80	-	144,119	144,199	2,450	20,095	116,244	138,789

Liabilities:

Short-term credit	19,005	163	370,562	389,730	20,115	-	416,914	437,029
Trade payables	7,331	-	87,368	94,699	28,362	-	75,920	104,282
Affiliate - current accounts	-	-	17,690	17,690			18,112	18,112
Other accounts payable	-	83,418	54,930	138,348	27,936	94,758	52,531	175,225
Loans from banks and other (including
current maturities)	25,214	147,862	-	173,076	2,346	125,937	1,484	129,767
Debentures (including current maturities)	-	99,846	-	99,846	-	67,206	-	67,206
Customers' deposits for converters, net
of accumulated amortization	-	25,675	-	25,675	-	20,279	-	20,279

	51,550	356,964	530,550	939,064	78,759	308,180	564,961	951,900

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	LINKAGE TERMS OF MONETARY ITEMS (Cont.)

	The Company
	December 31, 2003							December 31, 2004
	In or linked to foreign currency	Linked to the Israeli CPI		Unlinked		Total		In or linked to foreign currency	Linked to the Israeli CPI	Unlinked		Total
	NIS in thousands
	Adjusted							Reported
Assets:

Cash and cash equivalents	80		-		35,799		35,879	70	20,095		1,437		21,602
Trade receivables	-		-		45,400		45,400	-	-		37,398		37,398
Other accounts receivable	-	*)	359,562		7,009	*)	366,571	320	352,600		5,518		358,438
Loan, long-term debt and capital note to
affiliates	-		-		13,623		13,623	-	-		25,900		25,900
Other receivables	-		-		885		885	-	-		601		601

	80	*)	359,562		102,716		462,358	390	372,695		70,854		443,939

Liabilities:

Short-term credit	-		-		349,223		349,223	1,245	-		395,437		396,682
Trade payables	7,331		-		56,286		63,617	22,490	-		52,427		74,917
Affiliate - current accounts	-		-		15,988		15,988	-	-		18,619		18,619
Other accounts payable	-		43,418		81,560		124,978	26,771	92,043		38,965		157,779
Loans from banks and other (including
current maturities)	25,214		147,862		-		173,076	2,346	125,937		1,484		129,767
Debentures (including current maturities)	-		101,103		-		101,103	-	68,010		-		68,010
Customers' deposits for converters, net
of accumulated amortization	-		18,882		-		18,882	-	14,901		-		14,901
Capital notes to subsidiaries	-		-	*)	3,601	*)	3,601	-	-	*)	3,351	*)	3,351

	32,545		311,265		506,658		850,468	52,852	300,891		510,283		864,026

*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 19:	–	SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS

a.	Other operating expenses:

	Consolidated				The Company
	Year ended December 31,				Year ended December 31,
	2002	2003		2004	2002	2003		2004
	NIS in thousands
	Adjusted			Reported	Adjusted			Reported

Payroll and related expenses	31,763		32,131	34,550	19,203		18,840	18,894
Royalties and other payments
to the Government	20,631		24,242	22,879	14,450		15,925	14,659
Royalties in respect of films
and programs - paid to Hot
Vision	61,763		53,994	51,647	44,981		38,129	37,759
Programs and other service
providers	181,172	*)	141,500	157,104	121,885		98,957	107,987
Subscribers' maintenance	17,619		22,845	27,589	11,590		14,380	19,369

Other	32,493	*)	31,453	33,817	17,808		20,974	24,964

	345,441		306,165	327,586	229,917		207,205	223,632

b. Selling, marketing, general and
administrative expenses:

Selling and marketing:

Payroll and related expenses	15,832		15,539	19,121	11,191		10,446	9,631
Advertising	10,218		14,698	32,791	8,952		8,457	19,444
Sales promotion	14,593		13,717	11,764	8,981		7,975	5,913

	40,643		43,954	63,676	29,124		26,878	34,988

General and administrative:

Payroll and related expenses	20,777		16,596	19,309	10,735		12,718	13,792
Office rent and maintenance	9,687		7,894	9,635	7,687		4,692	5,318
Professional fees	4,600	*)	5,445	6,418	3,100	*)	5,445	6,235
Legal fees	2,383		1,547	2,144	2,383		1,182	1,539
Amortization of excess of
cost of investment in
Matav Haifa	1,420		894	-	-		-	-
Doubtful accounts and bad
debts	2,065		5,300	1,928	1,452		3,590	1,256
Other	5,205	*)	4,983	5,957	4,542	*)	661	2,200

	46,137		42,659	45,391	29,899		28,288	30,340

	86,780		86,613	109,067	59,023		55,166	65,328

*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 19:	–	SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS (Cont.)

c.	Financial expenses (income), net:

	Consolidated					The Company
	Year ended December 31,					Year ended December 31,
	2002		2003		2004	2002	2003	2004
	NIS in thousands
	Adjusted				Reported	Adjusted		Reported
In respect of debentures and
long-term loans		25,032		11,214	15,068	24,092	11,214	15,068

In respect of short-term
credit **)		10,328		51,637	22,251	10,771	49,272	20,062
Banks and credit card
companies commissions		6,595		7,473	7,394	4,732	5,296	5,609

Other, net	*)	6,134	*)	13,634	5,620	4,530	13,605	5,222

		48,089		83,958	50,333	44,125	79,387	45,961

*) Reclassified
**) As of 2002 and 2003, net of erosion of monetary items

d. Other income (expenses), net:
Gain (losses) from:
Gain from sale of shares of
affiliate		295,933		96,662	-	302,418	97,876	-
Write-off of investment in
other company		(8,962)		-	(16,241)	(8,830)	-	(16,241)
Sale and write-off of
property, plant and
equipment		(44)	*)	(9,956)	51	(92)	(7,638)	168
Provision for claims and
settlement of claims (see
Note 15(b)(3))		(235)		-	(24,292)	(235)	-	(24,751)
Merger expenses related to the
Cable Companies		(2,801)		(4,487)	(812)	(2,801)	(4,487)	(812)
Adjustments of amortization of
deposits for converters and
other		(5,356)		(4,001)	-	(3,434)	(2,803)	-
Retroactive refund of royalties		-		4,151	-	-	4,151	-
Other		-		(1,373)	(1,386)	(452)	(2,158)	(340)

		278,535		80,996	(42,680)	286,574	84,941	(41,976)

*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 20:	–	NET EARNING (LOSS) PER SHARE

Number of shares and income (loss) used in the calculation of income (loss) per ordinary share:

Year ended December 31,
2002		2003		2004
Net income	Weighted	Loss	Weighted	Loss	Weighted
Adjusted NIS in thousands	average amount of shares	Adjusted NIS in thousands	average amount of shares	Reported NIS in thousands	average amount of shares

33,824	*) 28,860	(5,450)	*) 29,347	(82,984)	29,360

*)	Net of the shares held by a subsidiary.

NOTE 21:	–	BUSINESS SEGMENTS

a.	The group companies operate in two principal business segments: cable television and Internet.

b.	All income and expenses are attributed directly to business segments. No material transactions among the segments were carried out.

c.	Since a fee mechanism for the usage of the cable infrastructures and other facilities by the internet segment has not been determined yet, the Company does not charge Matav Infrastructure for these services. Accordingly, the results of internet segment do not include any expenses for this usage and the depreciation of the cable infrastructures is fully recorded as part of the cable television segment results. The results of internet segment include direct expenses only.

d.	Segment’s assets include all operating assets used in the segment and mainly consist of trade receivables and property, plant and equipment. Most of the assets can be attributed to a certain segment. The amounts of certain assets that are used by both segments, are allocated between the segments on a reasonable basis.

e.	The liabilities of a segment include all operating liabilities deriving from operating activities of the segment and mainly of trade payables and other accounts payable. Assets and liabilities of the segment do not include income tax assets and liabilities.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 21:	–	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2004
	Internet	Cable Television	Total consolidated
	Reported NIS in thousands

Sales to external customers	65,659	519,905	584,564

Total revenues	65,659	518,905	584,564

Segments results (operating income (loss))	28,457	(25,448)	3,009

Financial expenses, net			(50,333)
Other income, net			(42,680)
Taxes on income			7,281

Income (loss) after taxes on income			(97,285)
Equity in earnings of affiliates			14,301

Loss			(82,984)

Other information

Segment assets	112,863	863,667	976,530
Unallocated assets			102,352

Total consolidated assets			1,078,882

Segment liabilities	17,445	210,916	228,361
Unallocated liabilities			752,740

Total consolidated liabilities			981,101

Capital expenditure	8,165	87,263	95,428

Depreciation and amortization	6,871	138,412	145,283

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 21:	–	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2003
	Internet	Cable Television	Total consolidated
	Adjusted NIS in thousands

Sales to external customers	34,403	511,077	545,480

Total revenues	34,403	511,077	545,480

Segment results (operating (loss) income)	10,436	(18,255)	(7,819)

Financial expenses, net			(83,958)
Other income, net			80,996
Taxes on income			(35,576)

Income (loss) after taxes on income			(46,357)
Equity in earnings (losses) of affiliates			40,907

Loss			(5,450)

Other information

Segment assets	78,090	978,611	1,055,701
Unallocated assets			85,851

Total consolidated assets			1,142,552

Segment liabilities	15,963	184,141	200,104
Unallocated liabilities			761,700

Total consolidated liabilities			961,804

Capital expenditure	38,131	17,524	55,655

Depreciation and amortization	6,792	153,729	160,521

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 21:	–	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2002
	Internet	Cable Television	Total consolidated
	Adjusted NIS in thousands

Sales to external customers	9,124	486,412	495,536

Total revenues	9,124	486,412	495,536

Segment results (operating (loss))	(7,724)	(90,957)	(98,681)

Financial expenses, net			(48,089)
Other income, net			278,535
Taxes on income			(108,851)

Income after taxes on income			22,914
Equity in earnings of affiliates			10,910

Net income			33,824

Other information

Segment assets	39,297	1,049,964	1,089,261
Unallocated assets			43,365

Total consolidated assets			1,132,626

Segment liabilities	10,369	145,761	156,130
Unallocated liabilities			829,424

Total consolidated liabilities			985,554

Capital expenditure	36,073	80,768	116,841

Depreciation and amortization	5,893	156,103	161,996

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 22:	–	TRANSACTIONS WITH INTERESTED PARTIES

	Consolidated and the Company
	Year ended December 31,
	2002	2003	2004
	NIS in thousands
	Adjusted		Reported
a. Salaries and profit sharing grant:

1. To unemployed directors:

Payments	194	142	142
Number of recipients	3	3	5

2. Employed interested parties:

Cost of salaries (1)(2)	1,251	1,116	2,481
Number of recipients	1	1	2

b. Expenses:

Rental and services to shareholders affiliate	286	244	255

Payment to supplier	15,127	13,936	18,061
Operating commissions	2,902	-	-
Professional services	295	2,728	87

(1)	See also Note 16b(3).

(2)	For the year ended December 31, 2004, includes a provision in the amount of NIS 1,300 thousand.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 23:	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.	Foreign exchange risk management:

The Company enters into foreign exchange contracts to hedge itself against the risk of the possible fluctuation of the change in the dollar/NIS exchange rate, due to future dollar cash outflows.

As of December 31, 2004, the Company had call options to buy $ 24 million. The options are presented in the financial statements at market value (see c below). As of December 31, 2003, the Company had call options to buy $24 million and put options to sell $ 24 million.

Those hedges were not designated as accounting hedge transactions; hence all changes in fair value were recorded in 2004, 2003 and 2002 as financial expenses in the amount of NIS 1,000 thousand, NIS 11,218 thousand and NIS 365 thousand, respectively.

b.	Concentrations of credit risks:

At December 31, 2004 and 2003, the Group held cash and cash equivalents which were deposited mainly with Israeli banks. The Group is of the opinion that the credit risk in respect of these balances is remote.

The Group’s revenues are derived from a large number of customers in the license areas. Consequently, the exposure to concentration of credit risk relating to trade receivables is limited. The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

c.	Fair value of financial instruments:

The fair value of the financial instruments included in working capital of the Group is usually identical or approximates their carrying value. As to the long-term loans granted and the fair value of long-term bank loans. See Notes 10 and 13.

The fair value of debentures as of December 31, 2004 and 2003 amounted to adjusted NIS 67 million and adjusted NIS 99 million, respectively, which represents the market value of the debentures on the TASE.

The fair value of the derivatives mentioned in a. above as of December 31, 2004 is a net asset of adjusted NIS 320 thousand.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 24:	–	SUBSEQUENT EVENTS

a.	In connection with an irrevocable offer made by Elbit Limited (“Elbit”), Eurocom Communications Limited (“Eurocom”) and Polar Communications Limited (“Polar”) to sell to Partner approximately 31.7 million Partner shares, representing their entire stakes in Partner (17.2% of Partner’s outstanding ordinary shares) for aggregate consideration of up to NIS 1.0214 billion ($ 233.6 million), The Company was granted an option to participate together with Elbit, Eurocom and Polar in the sale of Partner shares back to Partner. In the event that the Company elects to participate in the sale, The Company will be able to sell to Partner approximately 7.87 million Partner shares and the number of shares to be sold by Elbit, Eurocom and Polar to Partner will be reduced proportionally to their respective ownership percentage of Partner’s shares. In the event that the Company does not exercise its option to participate in the sale of partner shares together with Elbit, Eurocom and Polar, then for a period of 90 days following the closing of such sale, the Company will have an option to sell put option approximately 5.7 million of its Partner shares to Elbit, Eurocom and Polar in the same sale price offered to Partner. In the event that the Company either participates in the sale to Partner or exercises its put option to sell shares to Elbit, Eurocom and Polar, the Company may recognize capital gain (net of tax impact) of between approximately $ 28 million and $ 19 million (depending on the final price at which Partner’s shares will be sold and the relevant sale alternative chosen by the Company).

The offer by Elbit, Eurocom and Polar is conditional upon the release of the share pledges in favor of Partner’s lending banks currently governing the shares. The acceptance of the offer by Partner will be subject to it obtaining all corporate and regulatory consents and approvals required by law or Partner’s general license, including, among others:

1.	Approval of Partner’s audit committee, board of directors and shareholders, and
2.	The consent of the Ministry of Communications; and
3.	Consent of the Antitrust authorities.

The sale price formula offered to Partner reflects a 10% discount to Partner’s 20 day volume weighted average market price prior to obtaining the approval of Partner’s shareholders, up to a maximum price of NIS 32.22 per share but not below NIS 31.04 per share. This discount reflects the restricted nature of the shares to be sold, including the fact that the shares are currently subject to pledges in favor of Partner’s lending banks and that they are subject to the requirements of Partner’s license and the long-standing shareholders agreement between the founding shareholders.

Subject to all conditions to closing being satisfied, closing of the sale to Partner is scheduled to occur no later than 80 days from the date of the offer. There is no assurance that the sale to Partner will be consummated.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 24:	–	SUBSEQUENT EVENTS (Cont.)

In certain circumstances, where Partner fails to buy back its shares as described above, Elbit, Eurocom, Polar, Matav and Hutchison Telecommunications International Limited (“Hutchison”; NYSE: HTX, SEHK; 2332) have agreed to a “Falback Plan”whereby Elbit, Eurocom and Polar will be allowed to sell their 31.7m Partner shares into the market in coordinated sales. Elbit, Eurocom and Polar have granted an option to Hutchison whereby Hutchison can acquire up to 2% of the outstanding share of Partner at a 12% discount to the then average market price, and an additional right to first refusal to purchase up to 5.5% of the outstanding share capital of Partner (or 7.5%, if Hutchison did not exercise its 2% call option) at the same 12% discounted price.

Pursuant to the Fallback Plan, Elbit, Eurocom and Polar have granted Matav a 90-day option enabling Matav to put approximately 7.4 million of its Partner shares to Elbit, Eurocom and Polar, pro rata to their respective shareholding of Partner, in a manner that would enable Matav to be in the same position had Matav elected to participate in the Fallback Plan in the first place. There is no assurance that the Fallback Plan will be consummated.

On February 23, 2005, Partner’s Board of Directors has approved the acceptance of the irrevocable offer by Elbit, Eurocom and Polar to sell all their 31.7 million Partner shares (approximately 17.2%) to Partner upon the terms detailed above. Partner’s shareholders meeting in order to approve the transaction is scheduled to April 12, 2005.

In the event that the Company will decide not to participate any of the transactions, as above-mentioned, it shall be solely responsible for maintaining the Required Israeli Percentage (see note 5 b. (2)).

b.	The Controller approved the merger between Bezeq – Israeli Telecommunications Corporation Ltd. (“Bezeq”) and Yes subject to various conditions. Such merger shall increase Bezeq’s holdings in Yes in excess of 50%. The Cable Companies, including the Company, filed an appeal on the Controller’s decision on March 14, 2005.

c.	During March 2005, Partner announced that:

1.	A term sheet for a new $ 550 million bank credit facility has been signed.

2.	Partner has filed a prospectus draft to the Israel Securities Authority, with an intention to raise approximately NIS 1 billion from the public by way of unsecured debentures.

3.	The Israel Ministry of Communications (“MOC”) has approved an amendment to Partner general license. The amendments relate principally to the requirement for certain minimum shareholdings by Israeli shareholders of 20%. The MOC has lowered the minimum shareholdings by Israeli shareholders to 5%, subject to certain conditions including the amendment of Partner’s articles of association. The MOC also approved the proposed repurchase by Partner of its shares from Israeli founding shareholders, as above mentioned.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 25:	–	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES

a.	The Company provides nominal historical data for income tax purposes only.

b.	The financial statements have been prepared in accordance with generally accepted accounting principles based on the historical cost convention, without taking into consideration the changes in the general purchasing power of the Israeli currency.

c.	Balance sheets – the Company:

	December 31,
	2003	2004
	NIS in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	35,879	21,602
Trade receivables	45,400	37,398
Other accounts receivable	19,431	15,321

	100,710	73,321

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in subsidiaries and long-term accounts	227,483	239,974
Investments in affiliates	72,365	111,072
Investment in non-marketable equity securities	16,536	-
Other receivables	885	601

	317,269	351,647

PROPERTY, PLANT AND EQUIPMENT:
Cost	1,090,654	1,134,888
Less - accumulated depreciation	536,694	620,800

	553,960	514,088

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	1,134	525

	973,073	940,581

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 25:	–	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

	December 31,
	2003	2004
	NIS in thousands

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit	394,896	424,992
Current maturities of debentures	33,701	34,005
Trade payables	63,617	74,917
Jointly controlled entity - current account	15,988	18,619

Other accounts payable	139,027	183,167

	647,229	735,700

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from bank and others	127,403	101,457
Debentures	67,402	34,005
Losses over investments in subsidiaries	12,393	16,759
Customers' deposits for converters, net of accumulated
amortization	18,882	14,901
Accrued severance pay, net	704	1,023

	226,784	168,145

SHAREHOLDERS' EQUITY:
Share capital	30,204	30,220
Additional paid-in capital	295,439	295,439
Accumulated deficit	(226,583)	(288,923)

	99,060	36,736

	973,073	940,581

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 25:	–	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

d.	Statements of operations – the Company:

	Year ended December 31,
	2002	2003	2004
	NIS in thousands

Revenues	346,094	372,202	370,275

Operating expenses	323,537	304,573	312,627

Gross profit	22,557	67,629	57,648

Selling, marketing, general and administrative
expenses:
Selling and marketing	29,159	27,236	34,988
General and administrative	29,934	28,664	30,340

	59,093	55,900	65,328

Operating income (loss)	(36,536)	11,729	(7,680)
Financial expenses, net	(70,832)	(71,181)	(40,787)
Other income (expenses), net	285,130	88,516	(42,201)

Income (loss) before taxes on income	177,762	29,064	(90,668)
Taxes on income	110,720	36,530	4,516

Income (loss) after taxes on income	67,042	(7,466)	(95,184)
Equity in earnings (losses) of affiliates and
subsidiaries, net	(61,228)	62,734	32,844

Net income (loss) for the year	5,814	55,268	(62,340)

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 25:	–	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

c.	Statements of changes in shareholders’ equity

	Share capital	Additional paid-in capital	Retained earnings (accumulated deficit)	Cost of Company shares held by subsidiary	Total
	NIS in thousands

Balance at January 1, 2002	30,204	318,727	(287,665)	(63,603)	(2,337)
Net income for the year	-	-	5,814	-	5,814
Sale of Company shares
held by subsidiary	-	(377)	-	1,309	932

Balance at December 31, 2002	30,204	318,350	(281,851)	(62,294)	4,409
Net income for the year	-	-	55,268	-	55,268
Sale of Company shares
held by subsidiary	-	(22,911)	-	62,294	39,383

Balance at December 31, 2003	30,204	295,439	(226,583)	-	99,060

Net loss for the year	-	-	(62,340)	-	(62,340)
Exercise of stock options
by employees	16	-	-	-	16

Balance at December 31, 2004	30,220	295,439	(288,923)	-	36,736

MATAV - CABLE SYSTEMS MEDIA LTD.

APPENDIX TO FINANCIAL STATEMENTS

SCHEDULE OF PRINCIPAL INVESTEE COMPANIES

Name of company	Ownership and control as of December 31, 2004

Cable System Media Haifa-Hadera Ltd.	100%	Subsidiary

Matav Investments Ltd.	100%	Subsidiary

Matav Infrastructures 2001 - Limited	100%	Subsidiary
Partnership

Matav Properties Ltd.	100%	Subsidiary

Partner Communication Company Ltd.	5.25%	Affiliate

Hot Vision Ltd.	26.6%	Proportionately
		consolidated

Nonstop Ventures Ltd.	50%	Affiliate

Hot Telecom - Limited Partnership	26.5%	Affiliate

95